05009557

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Corporacion Financiera Del Valle

*CURRENT ADDRESS

PROCESSED
JUL 11 2005
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 3437 FISCAL YEAR 12-31-04

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 7/11/05



82-3437

CORPORACION FINANCIERA DEL VALLE

AR/S
12-31-04

FIDUCIARIA DEL VALLE   LEASING DEL VALLE

CASA DE BOLSA   BANCO CORFIVALLE (PANAMA)

Creamos futuro en unión con usted

www.corfivalle.com

FILE No. 823437

Información eventual

Su trámite ha sido radicado con el número: **I2005060310**. Este número se solicitará cada vez que desee realizar alguna consulta o actualización sobre su trámite.

Fecha	Hora	Número de Radicación	Archivo anexo
21/06/2005	16:53:28	I2005060310	CalifIdoneidad.doc

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Ultima actualización : 14 de febrero de 2005

RECEIVED 2005 JUL 11 A 10:

FILE No. 823407

Información eventual

Nombre de entidad **CORPORACION FINANCIERA DEL VALLE S.A.**

Tema **Fusión**

Fecha de recepción : 21/06/2005

Resumen (Máx 255 caracteres)*

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PROCESO DE INTEGRACION CORPORACION FINANCIERA DEL VALLE S.A. Y CORPORACION FINANCIERA COLOMBIANA S.A.

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Última actualización : 15 de febrero de 2005

INTEGRATION PROCESS OF CORPORACION FINANCIERA DEL VALLE S.A. AND CORPORACION FINANCIERA COLOMBIANA S.A.

ELIGIBILITY AND INDEPENDENCE CRITERIA OF CITIGROUP GLOBAL MARKETS INC.

The Bank Superintendency considered CITIGROUP GLOBAL MARKETS INC., asan eligible and independent firm to carry out the independent technical survey provided on article 62 of the Financial System Organic Bylaws.

PROCESO DE INTEGRACION CORPORACION FINANCIERA DEL VALLE S.A. Y CORPORACION FINANCIERA COLOMBIANA S.A.

CALIFICACION DE IDONEIDAD E INDEPENDENCIA DEL CITIGROUP GLOBAL MARKETS INC.

La Superintendencia Bancaria calificó a CITIGROUP GLOBAL MARKETS INC., como firma idónea e independiente para adelantar el estudio técnico independiente previsto en el artículo 62 del Estatuto Orgánico del Sistema Financiero.

Deloitte.

Deloitte & Touche Ltda.
Edificio Corfivalle
Calle 10 N° 4 - 47 Piso 26
A.A. 4445/3645
Nit. 860.005.813-4
Cali
Colombia

Tel. +57(2) 8837027
Fax: +57(2) 8834836
www.deloitte.com

STATUTORY AUDITOR'S REPORT

To the stockholders of
CORPORACIÓN FINANCIERA DEL VALLE S.A. - CORFIVALLE S.A.

(Translation of the statutory auditor's (Revisor Fiscal) report originally issued in Spanish)

I have audited the accompanying balance sheets of CORPORACIÓN FINANCIERA DEL VALLE S.A. as of December 31, 2004 and 2003, and the related statements of income, of changes in stockholders' equity, and of cash flows for the years then ended. These financial statements are the responsibility of the Corporation's Management and were prepared based upon accounting instructions given by the Office of the Colombian Superintendent of Banking. My responsibility, among others, is to express an opinion on these financial statements based upon my audits thereof.

I obtained the information necessary to comply with my functions and conducted my audits in accordance with auditing standards generally accepted in Colombia. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant accounting estimates made by Management, as well as evaluating the overall financial statement presentation. I believe that my audits provide a reasonable basis to express my opinion.

In my opinion, the financial statements referred to above, truly taken from the accounting books, present fairly, in all material respects, the financial position of CORPORACIÓN FINANCIERA DEL VALLE S.A. as of December 31, 2004 and 2003, the results of its operations, the changes in its stockholders equity, and its cash flows for the years then ended, in conformity with accounting instructions and practices established by the Colombian Office of the Superintendent of Banking, applied on a consistent basis.

Based upon my functions as Statutory Auditor and the scope of my tests as of December 31, 2004 and 2003, I report that: a) Corporation's accounting books were kept according to legal norms and the accounting technique; b) the operations recorded in the accounting books and the acts of Management were adjusted to the by-laws and General Stockholders' Meeting's and Board of Directors' decisions, ; c) the correspondence, account vouchers and minute and registry books were duly kept and preserved; d) the receivables assessment and rating, yield accrual, recording of provisions for credit receivables and foreclosed assets, and the adoption of the Special System of Market Risk Management ("SEARM", for its Spanish initials) were conducted, in all material respects, in accordance with the criteria and procedures established by External Circular Letter 100 of 1995 issued by the Office of the Superintendent of Banking; e) Management's report duly matches the basic financial statements; and, f) all contributions to the Colombian Integral Social Security System were timely and accurately made. My evaluation of the internal control system, performed with the purpose of establishing the scope of my audit tests, indicates that the Corporation has followed adequate internal control and preservation and custody measures related to its assets and those of third parties in its possession. My recommendations on internal controls have been communicated in separate reports addressed to Management.

JESUS DARIO LOPEZ C.
Statutory Auditor
Professional Card No. 44361-T
Member of Deloitte & Touche Ltda.

February 4, 2005.

CORPORACION FINANCIERA DEL VALLE S.A.

Balances Sheets

(Amounts stated in thousands of Colombian pesos)
(Traslation of the Financial Statements originally issued in spanish)

	NOTES	As of December 31 2004	2003
Assets			
Cash and equivalent	2 y 4	29,378,301	35,451,272
Interbank funds sold and Repurchase agreements	2 y 5	37,007,944	20,832,387
Investments			
Participative securities	2 y 6	752,994,389	678,793,878
Negotiable in Debt Bonds and "Held to Maturity"	2 y 7	512,620,342	299,152,521
		1,265,614,731	977,946,399
Less - Investment Protection Provision	2 y 8	103,450,788	87,395,512
		1,162,163,943	890,550,887
Loan Portfolio			
Category A		734,207,424	804,386,814
Category B		32,512,924	62,948,183
Categories C, D and E		103,623,552	89,599,670
	2 y 9	870,343,900	956,934,667
Less - Loan Portfolio Provision	2 y 10	92,398,142	60,220,448
		777,945,758	896,714,219
Accounts Receivable, Net	11	33,207,368	38,021,211
Term and Forward Contracts	12	28,830,115	17,117,184
Realizable Goods and Foreclosed Assets, Net	2 y 13	2,923,772	11,884,686
Property and Equipment, Net	2 y 14	11,686,907	13,147,771
Other Assets, Net	2 y 15	69,828,623	79,737,233
Asset Appraisal, Net	2 y 16	178,927,112	156,763,228
Total Assets		**2,331,899,843**	**2,160,220,078**
Contingent and Memorandum Accounts	**2 y 26**	**10,146,954,074**	**8,226,116,853**
Liabilities and Stockholders' Equity			
Deposits and Call Moneys	17	953,276,896	779,803,264
Interbank Funds Purchased and Repurchase Agreements	18	233,480,205	178,687,893
Bank Loans and Other Financial Obligations	19	603,656,461	712,482,795
Accounts Payable	20	24,591,254	22,522,946
Outstanding Investment Securities	21	175,000	8,131,000
Other Liabilities	23	30,666,578	30,174,901
Total Liabilities		**1,845,846,394**	**1,731,802,799**
Stockholders' Equity			
Subscribed and Paid-In Capital	24	860,243	860,243
Retained Earnings (Accumulated Deficit)			
Appropriated	25	215,048,741	215,048,741
Non-Appropriated (Deficit)		(25,291,701)	(25,291,701)
Non-Appropriated (Profit)		31,169,729	-
Surplus from:		-	-
Equity reappraisal		81,036,768	81,036,768
Non-Realized Accumulated Losses - Participative Securities		4,302,557	-
Asset Appraisal, Net		178,927,112	156,763,228
Total Stockholders' Equity		**486,053,449**	**428,417,279**
Total Liabilities and Stockholders' Equity		**2,331,899,843**	**2,160,220,078**
Contingent and Memorandum Accounts	**26**	**10,146,954,074**	**8,226,116,853**

The accompanying notes are an integral part of these financial statements.

AMALIA CORREA YOUNG
(*) Legal Representative

BENJAMIN ZAMUDIO GARRIDO
(*) General Accountant
T.P. No. 34908-T

JESUS DARIO LOPEZ C.
Statutory Auditor
Member of Deloitte & Touche Ltda
T.P. No. 44361-T
(See Attached Report)

(*) The undersigned Legal Representative and Accountant do hereby certify that we have previously verified the representations contained in these financial statements and that the same have been truly taken from the accounting books

CORPORACION FINANCIERA DEL VALLE S.A.

STATEMENTS OF INCOME

(Amounts stated in thousands of Colombian pesos, except net profit or loss per share)
(Traslation of the Financial Statements originally issued in spanish)

	Notes	For the years ended as of December 31 2004	2003
Revenues			
Interest			
Loan portfolio		99,646,716	88,998,137
Interbank funds sold and resale agreements, and other		3,913,393	3,966,337
Valuation of investments, net		92,827,834	76,017,528
Valuation of derivatives, net		22,101,486	18,869,987
Dividends		25,162,636	24,140,939
Exchange difference, net		1,068,184	(6,448,809)
Commissions		13,430,318	13,074,505
		258,150,567	218,618,624
Expenses			
Interest :			
Fixed-term deposit certificates		81,306,724	78,233,657
Bank credits and other financial obligations		50,282,173	48,591,064
Outstanding bonds		737,180	827,469
Savings deposits and other		12,064,263	13,422,361
Commissions		5,853,856	3,329,402
		150,244,196	144,403,953
Net revenues		107,906,371	74,214,671
Recovery of loan portfolio, net		32,152,564	12,413,869
Provision for accounts receivable, net		(6,288,782)	3,369,458
Recovery (Provision) of investments, net		16,055,276	6,068,377
Cash on Hand Provision		45,002	0
Provision (Recovery) of foreclosed assets and trust rights, net		5,625,281	7,187,886
		47,589,341	29,039,590
Net income after provisions for loan portfolio, accounts receivable, and investments		60,317,030	45,175,081
Profit (Loss) on sale of investments		1,692,052	(1,646,426)
Other income, net	27	18,116,298	326,311
Personnel expenses		17,039,155	18,178,192
Administrative and other expenses	28	23,708,496	26,351,463
Profit (Loss) before income tax provision		39,377,729	(674,689)
Income tax provision	22	8,208,000	8,124,000
Net profit (loss)		31,169,729	(8,798,689)
Net profit (loss) per share (in Colombian pesos)		362.34	(118.33)

The accompanying notes are an integral part of these Financial Statements.

AMALIA CORREA YOUNG	BENJAMIN ZAMUDIO GARRIDO	JESUS DARIO LOPEZ C.
(*) Legal Representative	(*) General Accountant	Statutory Auditor
	T.P. No. 34908-T	T.P. No. 44361-T
		Member of Deloitte Colombia Ltda
		(See attached report)

(*) The undersigned Legal Representative and Accountant do hereby certify that we have previously verified the representations contained in these financial statements and that the same have been truly taken from the accounting books

CORPORACION FINANCIERA DEL VALLE S.A.

ESTADOS DE CAMBIOS EN EL PATRIMONIO DE LOS ACCIONISTAS
POR LOS AÑOS TERMINADOS EL 31 DE DICIEMBRE DE 2004 Y 2003
(Cifras expresadas en miles de pesos colombianos)

(Traslation of the Financial Statements originally issued in Spanish)

	Authorized	Capital to be Subscribed	Subscribed and paid-in	Reserves: Legal Reserve	Reserves: Other Reserves	Additional Paid-in Capital	Net Loss	Appraisal Surplus	Equity Reappraisal	Accumulated, Unrealized Income or Losses	Total Equity
BALANCE AS OF DECEMBER 31, 2002	800,000	139,757	660,243	41,809,447	87,449,094	65,990,200	(16,493,012)	110,523,073	81,036,768	(1,027,224)	369,948,589
Authorization of the General Stockholders' Meeting to wipe-off losses											
Increase of capital	200,000		200,000			19,800,000					20,000,000
Net income							(8,798,689)				(8,798,689)
Reappraisal surplus								46,240,155			46,240,155
Accumulated, un realized losses - participative securities										1,027,224	1,027,224
BALANCE AS OF DECEMBER 31, 2003	1,000,000	139,757	860,243	41,809,447	87,449,094	85,790,200	(25,291,701)	156,763,228	81,036,768		428,417,279
Increase of capital											
Net income							31,169,729				31,169,729
Reappraisal surplus								22,163,884			22,163,884
Accrued, unrealized profits in Available-for-Sale Investments										4,302,557	4,302,557
BALANCE AS OF DECEMBER 31, 2004	1,000,000	139,757	860,243	41,809,447	87,449,094	85,790,200	5,878,028	178,927,112	81,036,768	4,302,557	486,053,449

The accompanying notes are an integral part of these Financial Statements

AMALIA CORREA YOUNG
(*) Legal Representative

BENJAMIN ZAMUDIO GARRIDO
(*) General Accountant
T.P. No. 34908-T

JESUS DARIO LOPEZ C.
Statutory Auditor
Member of Deloitte & Touche Ltda
T.P. No. 44361-T
(See Attached Report)

(*) The undersigned Legal Representative and Accountant do hereby certify that we have previously verified the representations contained in these financial statements and that the same have been truly taken from the accounting books

CORPORACION FINANCIERA DEL VALLE S.A.

STATEMENTS OF CASH FLOWS

(Amounts stated in thousands of Colombian pesos)
(Traslation of the Financial Statements originally issued in spanish)

	For the years ended as of December 31, 2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Net loss of the period	31,169,729	(8,798,689)
Adjustment to reconcile the net (loss) of the year with the net cash provided from operating activities		
Recovery of provision for loan portfolio, net	32,152,564	12,413,869
Provision of accounts receivable, net	(6,288,782)	3,369,458
Recovery (Provision) of Investments, net	16,055,276	6,068,378
Provision (Recovery) of other assets and foreclosed assets, net	5,769,810	7,199,584
Depreciation	1,018,109	1,095,415
Accumulated, unrealized losses - high or medium marketability securities	-	1,027,224
Net Loss Depurated	79,876,706	22,375,239
(Increase) Decrease in accounts receivable	11,102,625	(2,270,784)
Decrease in other assets	6,252,567	(13,461,206)
Decrease in account payable	2,068,308	(2,852,041)
(Decrease) Increase in other liabilities	491,676	(1,851,869)
Accumulated, unrealized losses - high or medium marketability securities	4,302,557	-
Net cash /used in) provided by operating activities	104,094,439	1,939,339
CASH FLOWS FROM INVESTING ACTIVITIES		
(Increase) Decrease in loan portfolio	86,615,898	(11,576,711)
Decrease of interbank funds sold and resale agreements	(16,175,557)	14,995
Increase of property and equipment and foreclosed assets	(2,282,324)	19,470,561
Purchase of investments	(47,511,111,816)	(34,451,355,193)
Sale of investments	47,211,730,552	34,541,110,050
Sale of property and equipment and foreclosed assets	9,572,226	2,364,573
Net cash (Used in) provided from investing activities	(221,651,021)	100,028,275
CASH FLOWS FROM FINANCING ACTIVITIES		
Increase in deposits and call moneys	173,473,633	(101,132,498)
Increase in interbank funds purchased and repurchase agreements	54,792,312	4,726,518
(Decreases) Increase in bank loans and financial acceptances	(108,826,334)	(26,462,758)
Increase in capital	-	20,000,000
Decrease in outstanding investment securities	(7,956,000)	(14,000)
Net cash provided from financing activities	111,483,611	(102,882,738)
Increase in cash and equivalents	(6,072,971)	(915,124)
Cash and equivalents at beginning of period	35,451,272	36,366,396
Cash and equivalents at year end	29,378,301	35,451,272

The accompanying notes are an integral part of these financial statements

AMALIA CORREA YOUNG
(*) Legal Representative

BENJAMIN ZAMUDIO GARRIDO
(*) General Accountant
T.P. No 34908-T

JESUS DARIO LOPEZ C.
Statutory Auditor
T.P. No. 44361-T
Member of Deloitte & Touche Ltda
(See attached report)

(*) The undersigned Legal Representative and Accountant do hereby certify that we have previously verified the representations contained in these financial statements and that the same have been truly taken from the accounting books

NOTES TO THE FINANCIAL STATEMENTS AS OF DECEMBER 31, 2004 AND 2003

(Amounts stated in thousands of Colombian pesos – except for exchange rates, dividends and per share values)

(Translation of Notes to the Financial Statements originally issued in Spanish)

1. REPORTING ENTITY

Corporation Financiera del Valle S.A. (hereinafter, the Corporation) is a private financial institution, organized as a joint-stock corporation, established according to Colombian laws on November 27, 1961, through Public Deed No 5710. The term of the Corporation expires on June 30, 2010, and can be extended through an ordinary resolution of the General Stockholders' Meeting. It was modified through Public Deed No. 3143 of September 26, 2001, where specific measures for the good governance of the corporation were adopted.

The corporate purpose of the Corporation is exclusively within the framework of operations authorized by law for financial entities and mainly consists of the mobilization of resources and the assignment of capital to: a) promote the creation, organization, reorganization and transformation of any type of manufacturing, agricultural, livestock, mining and hotel companies, among others; b) subscribe and hold shares or partnership parts in those companies where it is allowed by law to do so; c) foster, sponsor and promote the participation of local and foreign private capital without surpassing the maximum limits established by law; d) issue bonds guaranteed by general collateral and by specific collateral; e) acquire and negotiate all types of transferable securities issued by companies from diverse economic sectors; f) receive local or foreign currency funds under deposit and in general, undertake the operations authorized by law for this type of companies.

The main (corporate) domicile of the Corporation is in the city of Cali and it operates through four (4) agencies and nine (9) offices in different cities of Colombia. It has 293 staff and the following affiliates and financial subsidiaries: Leasing del Valle S.A., Compañía de Financiamiento Comercial, Banco Corfivalle (Panamá) S.A., a Financial Company abroad, Fiduciaria del Valle S.A. and fourteen (14) affiliates of the real sector.

2. MAIN ACCOUNTING POLICIES AND PRACTICES

The Corporation's financial statements have been prepared according to the instructions and accounting practices established by the Office of the Colombian Superintendent of Banking (hereinafter, the Superintendency), and in those parts not provided for therein, according to generally accepted accounting principles established in Decree 2649 of 1993. Certain accounting principles applied by the company that agree with generally accepted accounting principles in Colombia, may not conform to generally accepted accounting principles in other countries.

The Corporation's main accounting policies and practices are summarized below:

a) Accounting System

The Company uses the accrual basis accounting system according to which revenues and disbursements are recorded when accrued regardless of whether they are collected or paid in cash.

Revenues, costs and expenses are recorded on an accrual basis, except as established by the Office of the Superintendent of Banking in Circular letter 011 of 2002, with respect to the interest revenue that they do not accrue on commercial portfolio past due in excess of three (3) months. This interest is credited to revenues when collected.

Prepaid interest and commissions are recorded as deferred income.

b) Translation of Foreign Currency Transactions and Balances

Foreign currency transactions and balances are translated into Colombian pesos at applicable market representative exchange rates, certified by the Superintendency. The market representative exchange rate certified by the Superintendency for the US Dollar was Col$ 2,389.75 and Col$ 2,807.20 per US$ 1, as of December 31, 2004 and 2003, respectively.

At each exercise closing, foreign currency balances are adjusted at the market representative exchange rate, and the difference is reflected on the respective asset, liability and income statement accounts.

c) Cash and Equivalents

Record high-liquidity resources of the Corporation such as: Cash, deposits in the Central Bank, local and foreign currency deposits in local and foreign banks and other financial institutions.

Likewise, bank current-account overdrafts become obligations in favor of the respective bank establishment and are reflected in the "bank current-account overdrafts" liability account.

The value of checks uncollected after six (6) months of being written by the Corporation is reclassified to the "uncollected, written checks" liability account.

As per instructions received from the Superintendency, to cover for eventual losses generated by bank reconciliation items pending clarification, the financial entities have to provision the extracted-not recorded debit notes and the recorded-not extracted credit notes that have stayed in these reconciliations for more that thirty (30) days if denominated in local currency, and sixty (60) days if denominated in foreign currency.

d) Interbank Funds Sold and Resale Agreements – Interbank Funds Purchased and Repurchase Agreements

The above items include: (a) the placements that the Corporation makes in other bank institutions using its excess liquidity during a maximum thirty- (30) day term, and (b) the placements received by the Corporation from other financial institutions under the same circumstances. The yields from interbank funds sold or purchased are credited or charged to operations according to the case as they are being accrued.

Placements made under the modality of guarantee resale agreement, denominated "Investment resale agreements or traded receivables" are recorded in the asset, when the Corporation is the creditor and in the liabilities, under the caption "investment repurchase agreements or traded receivables", when the Corporation is the debtor. The difference between the value initially given or received and the value finally received or given is recorded as revenue or expense, as applicable, taking into account accrual norms.

e) Investments

Starting on September 1, 2002, the Corporation assesses, classifies, provisions and records investments as provided for in External Circular Letter 033 issued by the Superintendency, except what refers to provisions or losses due to the credit risk rating, for non-rated securities and non-rated issuers, which is being made according to the provisions of External Circular Letter 070 of September 28, 1998, in force until August 31, 2002 and applicable until the Superintendency approves the model that the Corporation presented denominated Investment Risk Management System. External Circular Letter 033 establishes the following classification for all investments: negotiable, available for sale, and held to maturity. In turn, negotiable and "available for sale" investments are classified as debt securities and participative securities (fixed yield) (shares and bonds convertible into shares), according to the characteristics or conditions of each investment of which the security is a part, as follows:

1. Negotiable investments are every security acquired with the main purpose of obtaining profits from short-term price fluctuations.

2. "Held to Maturity" investments are securities for which there is a serious purpose and the legal, contractual, financial, and operating capacity of keeping them until the expiration of its maturity or redemption date. No liquidity transactions can be performed with this type of investments, except for exceptional cases determined by the Superintendency.

3. "Available for sale" investments are securities not classified as negotiable or "held to maturity" an d respect of which there is the serious purpose and the legal, contractual, financial and

operating capacity of keeping them at least one (1) year as from the first day they were first reclassified, or when they were reclassified as "available for sale" investments.

All variations in the value of the investments must be realized on an individual basis.

Any differences appearing between the current market value and the immediately prior market value for debt securities classified as "negotiable", "held-to-maturity", and "available-for-sale", are recorded as greater value of the investment, with a balancing entry in operations. To adjust the difference between the present value and the market value of securities classified as available-for-sale, a surplus or negative appraisal, as applicable, will be recorded; any collections of yields must be posted as a lower value of the investment.

In the case of negotiable equity securities, when dividends or profits are distributed in kind, including those coming from the "equity reappraisal" account capitalization, they are neither recorded as revenue, nor do they affect the investment value; only the number of partnership rights is varied; any dividends or profits distributed in cash are recorded as a lower value of investments. If the market value is greater in the case of securities classified as "available-for-sale", the difference must affect, in the first instance, the provision or negative appraisal until depletion, and the excess, if any must be recorded as appraisal surplus. If such difference is lower, it will exhaust, in the first instance, the appraisal surplus of the corresponding investment and the excess must be recorded as negative appraisal. When dividends or profits are distributed in kind, including those coming from the equity reappraisal capitalization, the portion that should have been posted as appraisal surplus must be recorded as revenue, with charge to the investment, and revert such surplus. When they should correspond to cash dividends, the amount posted as appraisal surplus must be recorded as revenue, such surplus must be reverted, and in the amount on of dividends exceeding therefrom must be recorded as a lower value of investment.

The price of the debt securities or values, as well as that of the equity securities or values, must be adjusted at each appraisal date on the grounds of the credit risk rating.

For all debt securities or values and equity securities not having an external rating, the amount of the provisions must be determined on the grounds of the methodology determined by the entity for that purpose. The Corporation is undertaken the respective proceedings before the office of the Superintendent of Banking for the approval of the model. However, for the 2004 financial statements, the Office of the Superintendent of Banking did not observe any objections to the Corporation constituting the provisions obtained from the application of the Investment Risk Management System ("*Sistema de Administración de Riesgo de Inversiones – SARIN*"). This objection is conditioned to the Office of the Superintendent of Banking evaluating the reasonableness of the investment provisions as of December 31, 2004, taking the "SARIN", the CE-070/98 and the CE-033/02 as scenarios, given that this model has not been approved by such controlling entity.

g) **Loan portfolio, Provisions for Loan portfolio and Accounts Receivables**

Loans are recorded based upon their nominal value and, together with other balance sheet items that refer to credit operations, are classified according to bank regulations as housing (mortgage), consumption, micro-credits, and commercial.

When External Circular Letter 011 of 2002 issued by the Superintendency entered into effect, it established the general principles and criteria that the entities under its surveillance have to adopt in order to keep adequately assessed the credit risks implicit in credit assets. It defines credit modalities, and determines credit ratings according to the risk perception they should have.

Likewise, it established that adequate credit risk management has to be maintained. For that purpose, the entity has to develop a credit risk management system (SARC, for its Spanish initials), stating clear and precise policies defining the criteria under which the Corporation has to assess, rate, and control credit risks. Also, it defined the corporate/control government instances that have to adopt the policies and mechanisms necessary to assure strict compliance with the minimum instructions established.

Credit risk is the possibility of incurring losses or decreasing its assets value as a result of the debtors' untimely or non-perfect compliance with the agreed-upon terms.

On a permanent basis, the Corporation assesses credit risk and the payment capacity of its respective debtors, at the moment of granting the credits and throughout their life.

Taking into consideration the factors established in the aforementioned Circular Letter, the methodologies, credit risk assessment criteria, the measuring of the respective expected losses, and the grounds to determine provision level, were presented to the Superintendency within the terms stated in the chronogram.

Loan portfolio is classified in the following four (4) modalities: 1) Housing (mortgage), which includes those granted to individuals and destined to the acquisition of new or used housing, or the construction of the individual housing. 2) Consumption, which includes those granted to individuals with the purpose of funding the acquisition of consumption goods or the payment of services for non-commercial or non-business purposes, regardless of their amount. 3) Micro-credit, which includes those granted to micro-companies (small companies) with an indebtedness balance with the respective entity not to exceed twenty-five (25) minimum legal monthly wages, and 4) Commercial, which includes all loans other than housing (mortgage), consumption and micro-credits.

After having duly analyzed and weighted the criteria to assess the credit risk, all loans have to be classified and their balance pending payment net of guarantees should be provisioned into one of the following categories:

Category "A", normal risk: credits that reflect appropriate structure and attention, and have updated financial information that indicates adequate payment capacity to attend required payments.

Category "B", acceptable risk: credits that are acceptably attended and protected, but there are potential weaknesses that might affect, temporarily or permanently, the debtor's capacity of payment in such a way that, if not timely corrected, would affect the normal collection of the credit. In any event, the following objective conditions are sufficient to compulsorily classify in this category: whenever there is between 2 and 5 past due months in housing loans; between more than 1 and up to 2 months past due in consumption loans; between more than 1 and up to 2 past due months in micro-credits; between more than 1 and up to 3 past due months in commercial loans. They must keep a provision at least 1%.

Category "C", deficient: credits with acceptable risk that present insufficiencies in the debtor's capacity of payment, which compromises the normal collection of the obligation in the terms agreed to. In any event, the following objective conditions are sufficient to compulsorily classify in this category: whenever there is between more than 5 and up to 12 past due months for housing (mortgage) loans; between more than 2 and up to 3 past due months for consumption loans; more than 2 and up to 3 past due for micro-credits, and between more than 3 and up to 6 past due months, for commercial loans. They must keep a provision of at least 20%.

Category "D", difficult collection, with significant risk: credits which have any of the characteristics of the deficient credit, but in a greater degree, so that the probability of collection is highly doubtful. In any event, the following objective conditions are sufficient to compulsorily classify in this category: whenever there is between more than 12 and up to 18 past due months, for housing (mortgage) loans; between more than 3 and up to 6 past due months for consumption loans; between more than 3 and up to 4 past due months, for micro-credits; and between more than 6 and up to 12 past due months, for commercial loans. They must keep a provision of at least 50%.

Category "E", unrecoverable credit deemed uncollectible: In any event, the following objective conditions are sufficient to compulsorily classify in this category: whenever there is between more than 18 past due months, for housing (mortgage) loans; more than 6 past due months for consumption loans; more than 4 past due months, for micro-credits; and more than 12 past due months, for commercial loans. They must keep a provision of at least 100%.

Likewise, rating guideline rules were established. Whenever a supervised entity should rate with "B", "C", "D" or "E" any credit of a debtor, it must take all other loans of the same modality granted to such debtor to the highest risk category. The other financial entities that according to pertinent legal norms should consolidate their financial statements, must give the same rating to those credits. The own ratings have to be aligned with those of other financial entities whenever at least two of them should establish a greater risk rating and when their financial claims should represent at least twenty percent (20%) of the value of the respective credits as per the last information available from risk centers. In this case, the maximum discrepancy admitted will be one rating level.

Collaterals only support the loans principal amount. Consequently, the balances pending amortization of credits secured with adequate collaterals are provisioned in the respective percentage according to credit rating, by applying that percentage to the difference between the unpaid balance and 70% of the collateral. Notwithstanding, depending upon whether or not it is a mortgage guarantee and the past due time of the respective credit, for the constitution of provisions only the following percentages of total guarantee value are considered:

Non-Mortgage Collateral	
Past Due Time of Credit	**Percentage**
0 to 12 months	70%
More than 12 months to 24 months	50%
More than 24 months	0%
Adequate Mortgage Collateral Trusts	
Past Due Time of Credit	**Percentage**
0 to months	70%
More than 18 months to 24 months	50%
More than 24 months to 30 months	30%
More than 30 months to 36 months	15%
More than 36 months	0%

No interest, monetary correction, exchange rate adjustment or other revenues are accrued when a credit is past due in excess of 4 months (for housing), 2 months (for consumption and micro-credits), and 3 months (for commercial).

Likewise, this Circular Letter contemplates special rules and criteria for restructured loan re-rating. That consists of the modification of the initially agreed-to credit conditions, through any mechanism, by celebrating any legal business to allow the debtor the adequate attention of his obligation. For the above purposes, novations are considered restructurings. Before a credit restructuring, it should be established that the credit shall be recovered under the new conditions. These credits can improve rating after being restructured only when the debtor demonstrates a regular and effective payment behavior.

Until December 2001, loans were classified as follows:

Commercial Loans

Until December 31, 2001, all loans not classified as housing (mortgage) whose amount at the moment of granting them should not exceed three hundred (300) minimum legal monthly wages, were classified as consumption loans, and the rediscounted loans, denominated in foreign currency and those not classified as housing, that regardless of their amount, should have a mortgage guarantee, were classified as commercial loans. Provisions are charged to operation if there are doubts about the recoverability of the loans and interest, according to a methodology established by the Superintendency, and whenever the Superintendency so specifically requires it.

Based upon Superintendency regulations, it is required for the Corporation to make a complete evaluation of its commercial loans every year at least during the months of May and November, as well as a monthly update on new loans, and restructured loans, among others.

The provisions resulting from those evaluations must be recorded at the June and December closings, for the May and November evaluations, respectively.

According to the regulations, loans must be rated per risk levels (A- Normal, B- Acceptable, C- Deficient, D- Difficult Collection, and E- Uncollectable). Those ratings are established by taking into consideration factors such as the debtor's capacity of payment, determined based upon the financial statements with up to one year of age, debt service history, and information from risk data centers. Housing loans and consumption loans are rated on a monthly basis in the same risk levels indicated above, taking into account at least, the past due time of the balances; the resulting provisions are recorded in the same month when the evaluation is carried out.

Once the portfolio of receivables is rated, at least the following credit-protection provisions are constituted:

One percent (1%) of loans not covered with admissible guarantee, the interest and other costs thereof rated "B" (Acceptable).

Twenty percent (20%) of the consumption loans not covered with admissible guarantee, the interest, and other costs thereof rated "C" (Deficient) and the commercial and housing loans rated "C" (Deficient) not covered with admissible guarantee. Likewise, one hundred percent (100%) of the interest and other components of commercial and housing loans rated "C" (Deficient).

Fifty percent (50%) of the Commercial, Consumption and Housing loans not covered with admissible guarantee, rated "D" and one hundred percent (100%) of the interest and other costs of the same consumption loans rated "D" (Difficult collection).

One hundred percent (100%) of the loans not covered with admissible guarantee rated "E" (Uncollectible). Whenever there is an admissible guarantee other than a mortgage, after commercial and consumption loans are twelve (12) months past due, and after mortgage-guaranteed loans are more than eighteen (18) months past due, the guarantees are taken by fifty percent (50%) of their value. Likewise, whenever there are mortgage guarantees and the loans are 24, 30 and 36 months past due, the guarantees are taken by 30%, 15% and 0% of their value, respectively.

Loans made clients who are admitted to the process of a deed of arrangement, are immediately rated "E" (Uncollectible), and shall be subject to the provisions defined for this category. Once a payment agreement is produced within the process, the loans may be reclassified "D" (Difficult Collection) and within the subsequent year provisions can be reduced to fifty percent (50%).

Reclassifications to lower risk categories can be subsequently made; provided that all requirements established by the Superintendency are complied with.

The Corporation has to constitute a general provision equivalent to one percent (1%) of total gross receivables. This provision will be constituted in monthly aliquots during thirty-six (36) months as from August 1999 for the commercial and consumption receivables, and as from July 2000, for the housing receivables.

In addition to the above, the additional provisions generated in the application of the risk coefficient, ordered through External Circular Letter 039 of 1999, issued by the Superintendency must be maintained, except if the coverage index for the commercial, consumption and housing receivables is greater than or equal to 85%, 85%, and 40%, respectively.

In 2000, the Superintendency issued External Circular Letter 070, which modified the norms for evaluation and rating of receivables with respect to the "dragging" process. This process should be initiated when any of the credits of a certain debtor is rated in category "B". Additionally, this norm modified the methodology to calculate the additional provision and granted term extension and modification of percentages for the determination of the value and coverage of admissible guarantees.

Restructuring of loans for clients with financial difficulties: The loans made to clients with financial difficulties that were restructured by the Corporation, may keep or improve their rating depending, inter alia, upon a) the satisfactory results of the financial study that demonstrates that he will be able to timely attend the payments, b) the constitution of guarantees, and c) that the debtor should have taken equity strengthening actions. Likewise, a restructured loan may only be re-rated into a lower-risk category whenever grace periods lower than or equal to six (6) months are agreed to for the payment of interests. In these latter cases, when the debtor is rated in category "A" (Normal) it will only be possible to reverse the provisions constituted when the first two (2) payments agreed to have been timely complied with.

Once the rating is assigned to the restructured debtor, he may only improve his rating when between the two ratings, he has timely attended two (2) installments.

g) <u>Foreclosed Assets (Goods Received in Payment of Obligations)</u>

Record the value of goods received by the Corporation in payment of unpaid balances of obligations in its favor.

Foreclosed assets represented by immovable assets are received based on a technically-determined commercial appraisal, and those represented by movable assets, shares and participations, based on market value.

The initial record is made with the value determined in the agreement or judicial award. If the foreclosed asset is not in conditions of being sold, its cost is increased by the expenses necessary incurred for such purpose. If between the value for which the good is received and the value of the obligation there is a balance in favor of the debtor, this difference is recorded as an account payable. If the value of the asset is not enough to cover the entire liability obligation, a provision equivalent to the difference is constituted.

External Circular letter No. 034 of 2003, which entered into effect on October 1, 2003, established that the entities under the supervision of the Colombian Office of the Superintendent of Banking (SBC, for its Spanish initials) can design a system for the administration of Foreclosed Assets (BRDP, for the Spanish initials of Goods Given under Dation in Payment) which allows adequately manage the risk of loss related to the realization of those assets.

Taking into account that the Corporation has not presented a model in this respect, BRDP policies will be equivalent to those of the companies that have not presented a model.

- **Constitution of provisions for BRDP immovable assets for entities that do not count with a model approved by the SBC:**

A provision equivalent to thirty percent (30%) of the BRDP's acquisition cost (i.e., the value for which it was received) has to be constituted in monthly aliquots within the year following the reception of the good. This provision has to be increased by monthly aliquots within the second year by an additional thirty percent (30%), until reaching sixty percent (60%) of the BRDP's acquisition cost. Once the legal term for the sale expires without a prorogation having been authorized, the provision must be equal to eighty percent (80%) of the BRP's acquisition cost. If the prorogation is granted, the remaining twenty percent (20%) may be constituted within the term thereof.

When the acquisition cost of the immovable asset is lower than the debt balance recorded in the balance sheet, the difference must be immediately recognized in the statement of income.

When the commercial value of the immovable asset is lower than the book balance of the BRDP, a provision amounting to the difference must be recorded.

- **Rules for the constitution of provisions on BRDP movable assets**

A provision equivalent to thirty-five percent (35%) of the BRDP's acquisition cost has to be constituted within the year following the reception of the good, when referring to BRDP movable assets. This provision has to be increased by an additional thirty-five percent (35%), until reaching seventy percent (70%) of BRDP's book value, before provisions. Once the legal term for the sale expires without a prorogation having been authorized, the provision must be equal to one hundred percent (100%) of the BRP's book value before provisions. If the prorogation is granted, the remaining thirty percent (30%) may be constituted within the term thereof.

When the acquisition cost of the movable asset is lower than the debt value recorded in the balance sheet, the difference must be immediately recognized in the statement of income.

When the commercial value of the movable asset is lower than the book value of the BRDP, a provision amounting to the difference must be recorded.

Without detriment to the provision rules mentioned above, BRDP movable assets that correspond to investment securities have to be valued by applying the criteria contemplated for that purpose in Chapter I of External Circular Letter 100/95, taking into account their classification as negotiable, available-for-sale, or held-to-maturity securities.

- **Rules on the granting of prorogation of the legal term for transfer**

For purposes of the provisions of the final item of numeral 6, Article 110 of the Financial Sector's Organic Statute ("*Estatuto Orgánico del Sector Financiero*" - EOSF, supervised entities may request to the SBC a prorogation for the transfer of the BRDP, which must be presented, in any case, before the expiration of the legal term established.

The respective application should demonstrate that, notwithstanding all management procedures for the transfer were followed, it has not been possible to obtain their sale. In any case, the extension of the term may not exceed two (2) years, as from the expiration date of the initial term, during which period all the labors tending to realize these non-productive assets should be continued.

- ***Transition Regime***

Entities without model: Entities that do not have a model approved by the SBC, have to constitute an additional provision in monthly aliquots until reaching eighty percent (80%) of BRDP's acquisition cost within a term that expires on December 31, 2005.

h) Banker's Acceptances

Banker's acceptances are securities issued by financial entities to be paid to the beneficiaries within a term not to exceed three hundred and sixty (360) days. They may only be generated in goods export or import transactions or purchase-sale of movable assets inside the country. At the moment the acceptance is issued, the Corporation records their value simultaneously in Assets and in Liabilities. The values recorded in the Assets are assessed for credit risk according to the general procedures of Loan Portfolio Assessment.

i) Cash Transactions and Term and Forward Agreements

Valuation and Recording of Derivatives

The Board of Directors is responsible for the establishment and approval of the policies, objectives and procedures for the management of risks that are inherent to operations with derivatives, and it states the criteria under which they should be implemented.

According to Chapter XVIII of External Circular Letter 100 of 1995, the Corporation makes the valuation and recording of derivatives.

Formalization of Derivative Operations:

- Derivatives are financial operations exercised in the future, the conditions of which are determined by the participating parties. They are formalized in a contract or a letter of commitment duly subscribed, which must expressly have, at least, the rights and obligations of each participating party, as well as manner, time and place conditions for their compliance, countersigned by authorized officers for that purpose, except in the case of operations carried through a Stock Exchange or Futures Exchange subject to the government's supervision, in which case it applies the own regulation of the stock exchange.

- In the case of carrousel operations, the participating parties in each trench of the operation subscribe a contract or letter of commitment.

Existing Risks when conducting Derivative Operations

Derivative operations are financial operations and, as such, are subject to the solvency, market, counterpart, operational and juridical risk evaluation.

Solvency Risk

It is the loss contingency for deterioration in the financial structure of the issuer or guarantor of a security that might generate a decrease in investment value or in the total or partial payment capacity, of the investment yields or principal.

Market Risk

Market risks depend on the asset, rate, or reference index behavior. In this respect, derivative products are similar to any other financial product, such as the bonds, or foreign-currency denominated accounts receivable, the value of which depends on the interest and exchange rates. Notwithstanding, the ratios that determined derivative values are generally more complex and less known than those of more traditional financial products.

Counterpart Risk

Throughout the life of a derivative, its economic or market value changes according to the fluctuations of the negotiated financial product, generating profits to one party and losses to the other. Whenever, due to any reason, the party non-favored by the derivative's market value evolution does not meet its contractual obligations, a loss will be generated to the other party. The risk of this loss is known as "counterpart risk".

Operating Risk

Operating risks arise form deficiencies in any aspect of the execution of a derivative program. Their causes are similar to those that may occur in the handling of more traditional financial instruments, but due to the complexity of derivatives it is more difficult to prevent them. Among them, we can mention, faults in management contracts, in information systems, wrong liquidations, incompetence, or human errors.

Legal Risks

The accelerated development and constant evolution of derivatives force to operate within a complex, and often uncertain, legal environment. The legal risk is defined, inter alia, as that which arises from the possibility that the enforceability of contracts representing derivative operations not be recognized. There is no standard fashion to quantify this risk.

Parameters chosen for the Valuation

Derivative valuation methodologies are flexible and try to develop mechanisms for the permanent evaluation and control of specific risks of those operations.

The parameters chosen must be kept during the fiscal term. If those parameters are to e modified, the entity has to report that to the Superintendency at least one (1) month in advance.

Time Limit to Perform Derivative Transactions

All derivative transactions must be carried over a term greater than three (3) business days from the date agreed to as the start of the transaction and the date of completion or liquidation, except for those purchase and sale transactions of foreign currency regulated by the Board of Directors of the Central Bank in Resolution 4 of 1999, in which the completion date for their execution shall be within the immediately following two (2) business days.

j) Property, Equipment and Depreciation

Property and equipment are recorded at cost, and from January 1, 1992 to December 31, 2000, were adjusted for inflation on a monthly basis. Sales and retirements of such assets are discharged at their respective net adjusted book value and the differences between sales price and net adjusted book value are carried to operations.

The depreciation of property and equipment is calculated using the straight-line depreciation method based on the useful lives thereof at the following annual rates: five percent (5%) for buildings (horizontal property offices), ten percent (10%) for furniture and fixtures, and office equipment; and twenty percent (20%) for vehicles and computer equipment.

Disbursements corresponding to improvements the purpose of which is to increase the efficiency or the useful lives of assets, as well as the incorporations carried out, are capitalized. Disbursements made to attend their maintenance and repair, related to their preservation, are recorded as expenses of the period where produced.

k) Other Assets, Net

This caption mainly represents monetary items such as interest accrued on financing and advances, interest in legal tender (local currency), insurance and prepaid leases that are amortized as accrued. This caption also includes certain items such as implements and stationery, which are amortized based on their actual consumption.

Further, it includes the rights generated by virtue of mercantile trust agreements that give the Trustor or beneficiary the possibility of exercising them according to the constitutive act or the law.

Trust rights were adjusted for inflation until December 31, 2000 according to the nature of the good transferred.

According to the asset type, they are subject to the rules for provision evaluation and constitution as well as for the legal limits.

l) Asset Appraisal (Negative Appraisal), Net

The appraisals (negative appraisals) of certain assets, which increase or decrease stockholders' equity are determined by: a) excess from commercial appraisals performed by independent appraisers, over the net book adjusted value of properties; b) for "available-for-sale investments" in low or minimum marketability participative securities or not quoted in the exchange market. If the market value or the investment value updated with the participation corresponding to the investor is greater than the recorded value of the investment, the difference must first affect the provision or negative appraisal until exhausting it, and the excess is recorded as an appraisal surplus. If this value is lower, the difference must first affect the appraisal surplus of the respective investment until exhausting it and the excess has to be recorded as a negative appraisal of the respective investment; c) with respect to foreclosed assets received, appraisals are recorded only within the terms established for the transfer of those assets, which revert when the foreclosed asset is subject to provision, pursuant to the norms mentioned on foreclosed assets.

m) <u>Deferred Income</u>

Deferred income mainly corresponds to interest and commissions received in advance from clients, on account of Credit Receivable operations. This interest is amortized to operations based on its accrual.

In those cases when as a result of restructuring or any other agreements it is contemplated the capitalization of interest recorded in memorandum accounts or of written-off portfolio balances including principal, interest and other concepts, as well as the interest generated in the future for these concepts, they will be recorded as deferred credit and proportionally amortized to the amounts actually collected.

n) <u>Labor Liabilities</u>

Labor liabilities (obligations) are recorded on a monthly basis and are adjusted at the end of each year based upon legal provisions and labor agreements in force.

o) <u>Retirement Pensions</u>

The Social Security Institute (ISS) and other entities authorized by law (since 1994) receive contributions from the Corporation and its employees, to assume most part of the retirement pension liability of those employees. The Pension liability directly assumed by the Corporation and corresponding to old personnel is recorded based upon actuarial estimates.

The actuarial study that was used to established the reserve amount corresponding to 2004, contemplated changes introduced by Decree 2783 of December 20, 2001.

p) <u>Income Tax</u>

The income tax expense is determined based on taxable income or presumptive (minimum taxable) income, whichever is greater. The corresponding tax rates are applied on the latter amount. The Corporation is currently paying taxes based on presumptive (minimum taxable) income calculated over net taxable equity.

q) **Premium in Placement of Shares (Additional Paid-In Capital)**

The premium in the placement of shares (additional paid-in capital) is credited to the legal reserve, which is part of retained earnings.

r) **Contingent and Memorandum Accounts**

The following items are recorded as contingent accounts: the amounts of loans granted but not disbursed; endorsements and guarantees granted; call (purchase) options and put (sale) options of Colombian pesos, foreign currency and other contingent liabilities; papers and securities received and sent for collection; goods and securities received as collateral; goods and securities received and given under custody; written-off assets; past due uncollected interest on Loan portfolio and Consumption Receivables; as well as those corresponding to the credits rated in different categories; written-off assets and other securities. Memorandum accounts also include the differences between fiscal values of assets, liabilities, and equity, and the inflation adjustments of book balances and the fiscal value of assets and equity.

s) **Statements of Cash Flows**

As provided by Article 120 of Decree 2649, the Corporation prepares the statements of cash flows using the indirect method, which includes the reconciliation of the net profit (or loss) of the year and the net cash provided by operating activities.

t) **Net Profit (Loss) per Share**

The net loss per share is calculated by dividing the net loss of the year into the weighted average number of subscribed and paid-in outstanding shares during each year.

u) **Consolidation**

According to legal norms, the accompanying financial statements do not consolidate assets, liabilities, equity, and revenues of subordinated companies in which the Corporation has a share in excess of fifty percent (50%) of the subscribed and paid-in capital. These financial statements, considered to be for general purposes, are presented to the General Stockholders' Meeting, and serve as basis for the distribution of dividends and other appropriations. However, due to legal requirements the Corporation is additionally obliged to file consolidated financial statements to the General Stockholders' Meeting for their approval.

3. CHANGE IN ACCOUNTING POLICIES

Pursuant to instructions given by the Office of the Superintendent of Banking through External Circular Letter 012 of March 2004, the time limit in derivative transactions was modified, stipulating that they are those transactions in which the compliance or liquidation is agreed to for after the two (2) business days immediately following the day when the transaction is initiated; old transaction is with the term lower than the aforementioned term are cash transactions.

For these last transactions, the Office of the Superintendent of Banking enabled our accounting codes for their recording.

4. CASH AND EQUIVALENTS

The Corporations available resources are high-liquidity resources. The only funds subject to restriction are the deposits in the Central Bank, which according to External Resolutions 028 of 1998, and 19 and 22 of 1999 issued by the Board of Directors of the Central Bank, establish that the financial entities have to constitute deposits in such Bank on a cash-reserve basis as a protection for each deposit or call money in the percentages established in the aforementioned resolutions.

	2004	2003
Legal Tender		
Deposits in the Central Bank	$ 25,068,473	$ 21,037,190
Deposits in other local banks	3,759,796	13,449,626
	28,828,269	34,486,816
Foreign currency		
Cash	10,042	12,624
Central Bank	12,665	14,878
Foreign correspondents	524,763	762,207
Remittances in pending	47,797	174,981
	595,267	964,690
	29,423,536	35,451,506
(-) Provision	(45,235)	(234)
	$ 29,378,301	$ 35,451,272

There are no additional restrictions for the use of cash and equivalents.

Bank reconciliations as of December 31, 2004 and 2003, include items with more than 30 days pending, which are duly provisioned as of the closing of those years.

5. INTERBANK FUNDS SOLD AND RESALE AGREEMENTS

	2004	2003
Investment Resale Agreements	$ 318,900	$ 0
Interbank Funds Sold	36,689,044	20,832,387
	$ 37,007,944	$ 20,832,387

These funds are used to take advantage of liquidity surpluses and are agreed over a term not to exceed thirty (30) days. For 2004 and 2003, they mainly correspond to Overnight transactions. The rates used in these transactions during 2004 ranged between nine point five percent (9.5%) and six point eight percent (6.8%), and between ten point four percent (10.4%) and three point nine percent (3.9%) in 2003.

In case of default, the Corporation is supported with the property transfer of the securities negotiated. During the exercises corresponding to 2004 and 2003 no defaults were presented.

6. EQUITY SECURITIES

Available-for-Sale COMPANY		Number of Shares	Rating as of 2,004	Percentage Possessed as of 2004	2004 Adjusted Cost (*)	2004 Market Value	2004 Appraisal or (Negative Appraisal)	2004 Provisions	2003 Adjusted Cost (*)	2003 Market Value	2003 Appraisal or (Negative Appraisal)	2003 Provisions
Acerías Paz del Rio		25,669,117	E-100%	0.25%	19,934	19,934		19,934	22,492	834,246		22,492
Agrotimbio S.A.		547,005	A	25.35%	1,317,971	1,367,813	49,842		1,317,971	1,100,372	(217,599)	
Banco Corfivalle (Panamá) S.A. (1)		6,019,000	A	100.00%	14,383,905	14,383,905						
Banco Davivienda									373,311	356,176		17,135
Banco Popular		14,100	A	0.00%	1,298	803		495	1,298	700		598
Bladex S.A. Clase E		2,070	A	0.01%	49,205	82,958	33,753		57,800	113,778	55,977	
Bladex S.A. Preferidas		39	A		932	1,426	494		1,095	1,544	449	
C.I. Intercontex S.A.		2,495,683	D -50%	94.84%	14,397,771	11,527,086	(2,870,686)	11,527,086	8,397,792	15,014,741	6,616,949	
C.I. Yumbo S.A.		11,001	A	0.10%	11,311	18,517	7,206		11,311	15,182	3,871	
Caliescali.com S.A.		17,520	D -50%	1.74%	17,520	3,561	(6,980)	8,760	17,520	3,574	(6,973)	8,760
Casa de Bolsa S.A.		934,997	A	20.00%	4,051,062	4,358,605	307,543		4,292,234	4,385,183	92,949	
CFV Bahamas (1)							1,557,215		16,896,537	18,961,969	2,065,433	
Cia Agrop. e Ind. Pajonales S.A.		836,160	A	94.51%	22,065,378	49,865,020	27,799,642		22,065,378	49,613,554	27,548,175	
Colmotores S.A.		38,496	A	0.12%	78,936	387,669	308,732		78,936	343,608	264,671	
Colombina S.A.		32,683,321	A	7.59%	14,823,582	13,969,505	(854,076)		14,823,582	12,157,869	(2,665,713)	
Compañía Aguas de Colombia S.A.		560,000	D -50%	20.00%	1,096,747	994,722	(3,906)	595,480	1,096,747	966,974	(17,780)	595,480
Concesionaria Tibitoc S.A. E.S.P		9,086,933	A	33.33%	9,822,702	13,349,522	3,526,820		9,822,702	13,491,642	3,668,940	
Corporación Andina de Fomento		10	A	0.00%	197,154	271,237	74,082		231,594	313,003	81,409	
Deceval S.A.		12,619	A	3.33%	840,248	1,194,807	354,558		720,145	1,001,037	280,892	
Desmotadora del Norte de Tolima S.A.		135,356	A	54.14%	926,312	5,438,825	4,512,512		926,312	4,947,160	4,020,848	
Fiduciaria del Valle S.A.		12,543,714	A	94.49%	10,925,802	15,846,474	4,920,672		10,925,802	16,738,332	5,812,530	
Futbolred.com S.A.		120,000	B	30.00%	361,593	57,022	(304,571)		331,593	72,798	(258,794)	
Gas Natural S.A. E.S.P		710,866	A	1.93%	12,555,279	13,714,873	1,159,594					
Hoteles Estelar de Colombia S.A.		24,100,708	A	84.26%	40,297,617	84,366,938	44,069,322		40,297,617	76,566,985	36,269,368	
IBC Solutions		2,674,758	A	34.85%	6,392,003	1,110,291	(5,281,712)		6,385,701	5,517,884	(867,817)	
Inducarbon S.A.		2,528	E-100%	0.09%	1,121	616		1,121	1,121	576		1,121
Industrias Lehner S.A.		87,466	B	0.55%	102,777	63,698	(39,079)		102,777	70,061	(32,716)	
Ingenio La Cabaña S.A.		535,436	A	2.53%	6,323,852	8,073,277	1,749,425		6,323,852	7,511,380	1,187,528	
Inmunizadoras Unidas S.A.		1,964,600	D -50%	49.99%	87,146	1,295,163	560,435		87,146	1,302,785	564,247	
Inversiones Holguin Hurtado & Cia S.A.		199,846	C -80%	1.69%	1,036,517	657,541	(222,873)	287,611	1,036,517	877,138	(47,196)	287,611
Inversiones de Energía y Gas S.A	2	413,945	A	48.97%	36,473,223	56,031,557	3,362,637		36,473,223	56,636,757	3,967,837	
Leasing del Valle S.A.		64,271,869	A	94.50%	14,337,988	29,277,122	14,939,134		10,769,265	24,523,923	13,754,658	
Lloreda S.A.		392,512,757	C	52.58%	125,700,206	63,194,554	(23,314,223)	51,830,340	125,700,206	53,338,559	(31,199,020)	51,830,340
Mayaguez S.A.		279,846	A	0.58%	683,893	1,010,130	326,237		683,893	921,012	237,119	
Molino Pajonales S.A.		28,754	A	92.85%	1,812,871	6,566,334	4,753,463		1,571,656	6,704,636	5,132,980	
N. Hurtado & Cia S.A.		2,364,953	C	8.98%	3,414,259	4,101,940		275,754	3,414,259	3,763,681	(127,551)	275,754
Proyectos de Energía S.A. (Pesa S.A.)	2	12,701,237	A	94.32%	116,410,771	115,063,297	6,905,325		116,410,771	116,306,103	8,148,131	
Pizano S.A.		1,036,665	D -50%	2.00%	1,642,850	2,212,606		536,547	1,642,850	1,969,000		658,350
Prodesal S.A.		31,495,755	A.	64.50%	39,019,163	65,219,833	26,200,671		39,019,163	59,838,470	20,819,307	
Prodesal del Cauca S.A.		1,575,895	A	5.40%	254,862	743,901	489,039		254,862	565,195	310,333	
Promotora de Energía y Gas S.A.	2	113,945	A	20.90%	11,619,231	52,837,362	3,170,943		11,619,231	53,408,062	3,741,643	
Proyectos de Infraestructura S.A.		13,514,417	A	30.58%	21,831,535	32,533,121	10,701,586		21,831,535	28,212,427	6,380,891	
Proyectos Energéticos del Cauca S.A.		17,955	A	10.70%	3,177,150	3,719,206	542,056		3,177,150	3,571,800	394,650	
Siderurgica del Pacifico S.A.		1,388,293	A	2.55%	572,425	1,148,549	576,124		572,425	813,817	241,392	
Sociedad General de Inversiones S.A.		1,890	A	94.50%	1,890	1,890			1,890	1,890		
Sociedad Hotelera Cien Internacional S.A.		133,393	A	0.39%	59,744	59,631			59,744	73,133	13,389	
Telecomunicaciones Satelitales - Telesat S.A.		1,284	A	1.39%	42,554	65,236	22,682		42,554	50,378	7,824	
Valora S.A.		136,998,310	B	92.93%	19,247,855	31,309,594	12,061,738		19,247,855	26,647,541	7,399,686	
Valle Bursátiles S.A.		134,277	A	1.33%	4,467	7,827	3,360		4,467	7,393	2,927	
Valores Cineco S.A.		73,639,104	A	2.85%	961,735	2,681,936	1,543,325		1,138,611	1,352,750	214,161	
Valores Diaco S.A.	1	38,299,296	A	2.85%	1,138,612	829,946	23,596	155,385	1,138,611	788,200	(195,014)	155,385
General Provision - Risk Management System								16,279,686				
TOTAL AVAILABLE-FOR-SALE IN EQUITY SECURITIES					560,592,960	711,037,378	143,715,656	81,518,197	541,421,107	671,774,977	123,664,979	53,853,026
Negotiable												
Banco de Bogotá		1,190	A	0.00%	16,779	16,779			10,234	10,234		
Banco de Occidente		342,786	A	0.27%	3,684,072	3,684,072			2,121,838	2,121,838		
Cementos Paz del Rio S.A.									385,116	385,116		
Cementos del Valle S.A.									8,266,631	8,266,631		
Promigas S.A.		18,645,898	A	14.02%	159,768,123	159,768,123			125,754,089	125,754,089		
Tablemac S.A.									450,298	450,298		
Coltejer		481,700			178	178			15,800	15,800		
Fondos Comunes Ordinarios					28,884,570	28,884,570			324,630	324,630		
Fondos Comunes Especiales					47,707	47,708			44,135	44,135		
Total Negotiable					192,401,429	192,401,430			137,372,771	137,372,771		
TOTAL INVESTMENTS IN EQWITY SECURITIES					762,994,389	903,438,808	143,715,656	81,518,197	678,793,878	809,147,748	123,664,979	53,853,026

(*) Adjusted cost includes inflation adjustments until 31/12/00 in the Available-for-Sale investments. Negotiable investments are valued with the average price of the last ten (10) days where there are stock-exchange transactions.

(1) Bahamas bank transactions were transferred and Banco Corfivalle (Panama) was incorporated
(2) Integrally valued with EEB and Electrical Sub-Station shares

Through a Reconciliation Minute subscribed on October 5 before the Center for Arbitration and Reconciliation of the Chamber of Commerce of Bogotá it was agreed that, prior the realization of certain juridical action, Corporación Financiera del Valle S.A. Through its Investors shall become holder of 3.81% of the capital stock of *Empresa de Energía de Bogotá* and of 100% of the Electrical Sub-Station that *Central Hidroeléctrica Betania S.A. E.S.P.* possesses as fixed asset.
IN turn, the Investors will no longer be stockholders of Central Hidroeléctrica Betania S.A. E.S.P.

The Corporation has made a general provision on the Available-for-Sale Equity Securities. Such provision consist of the results of the Investment Risk Management System - SARIN amounting to $7,417,000 and of a $15,992,000 provision with the purpose of counteracting possible macroeconomic effects.

7. NEGOTIABLE - DEBT SECURITIES AND "HELD TO MATURITY"

	Interest Rate (%)	2004	Interest Rate (%)	2003
Marketable Debt Securities				
IN LEGAL TENDER				
Treasury Securities ("*Titulos de Tesoreria*") – TES	3.43-12.65	$179,218,870	3.19 - 14.99	$142,315,317
B Class Agricultural Development Securities ("*Titulos de Desarrollo Agropecuario - Clase B*")	8.35	1,203,006		-
Term Deposit Certificates	7.66-10.06	10,751,827	9.56 - 14.22	2,063,161
Other Securities	1.26-12.14	17,640,958	0.25 - 11.73	24,048,698
Bonds issued by Companies	6.54-13.28	63,281,396	7.11 – 15.85	55,283,262
Securitization	6.85-18.28	20,041,564	11.00 – 11.00	2,738,994
IN FOREIGN CURRENCY				
Bonds Decree 2004		-	1.42	271,578
Bonds Decree 2006	3.75	6,121,362	3.76	14,749,685
Bonds Decree 2007	4.14	10,811,779	5.17	3,022,989
Bonds Decree 2008	5.30	10,762,387		-
Bonds Decree 2009	6.09	10,558,228	7.37	1,492,483
Bonds Decree 2010	6.90	2,912,077		-
Bonds Decree 2012		-	8.51	36,471
Treasury Securities - TES	3.11	11,278,602	3.20 – 4.80	2,689,459
Securities issued abroad		-	1.88	8,658,458
Available for Sale				
IN LEGAL TENDER				
Títulos de Tesorería TES	11.35-12.35	106,335,670		-
Held-to-Maturity				
IN LEGAL TENDER				
Treasury Securities - TES	12.5	9,314,343		-
A Class Agricultural Development Securities ("*Títulos de Desarrollo Agropecuario Clase A*")	3.68-3.72	7,418,930	3.71 - 3.82	7,603,127
B Class Agricultural Development Securities ("*Títulos de Desarrollo Agropecuario Clase B*")	5.67-8.31	12,674,052	5.77 - 5.92	12,988,666
Other Securities	1.27-6.21	14,343,769		-
Held-to-Maturity				
IN FOREIGN CURRENCY				
Bonds Decree 2007	7.11	17,951,522	7.11	21,190,173
Total without provision		$512,620,342		$299,152,521

The above investments were rated for consultancy risk in category "A", except for Emcali bonds, which are rated "E" and fully provisioned for 2004 and 2003.

As per Resolutions 77 of 1990 and 29 of 1991 issued by the Monetary Board and Resolutions 28 of 1992, 6, 11, and 13 of 1996, and 3 of 2000, issued by the Board of Directors of the Central bank ("*Banco de la República*"), credit establishments must make mandatory investments in securities issued by the Fund for Financing of the Agricultural and Livestock Sector - FINAGRO. Likewise, Article 45 of Law 546 of 1999 states that all credit establishments are subject and obliged to invest in Debt Reducing Securities ("*Títulos de Reducción de Deuda - TRD*") – in the percentage stated in the very law, and according to the procedure described for such purpose by the Superintendency in External Circular Letter 053 of 2000.

There are no economic or juridical restrictions on the investment portfolio.

8. PROVISIONS FOR INVESTMENTS PROTECTION

As of December 31, the Corporation assessed all its investments according to the Superintendency's solvency risk-related provisions, and it provisioned those rated in categories C, D, and E, which correspond to Investments with higher-then-normal risk:

		Provision	
	Rating	2004	2003
PARTICIPATIVE SECURITIES			
Appreciable Risk	C	$ 52,278,041	$ 52,936,391
Significant Risk	D	6,904,330	604,240
Uncollectible	E	21,055	23,614
Other Provisions		22,314,771	288,781
Total Provisions in Participative Securities		**81,518,197**	**53,853,026**
DEBT SECURITIES			
Appreciable Risk	C	21,656,591	33,542,486
Other Provisions		276,000	-
Total Provisions		**$ 103,450,788**	**$ 87,395,512**

9. LOAN PORTFOLIO AND BANKER'S ACCEPTANCES

The balance of loan portfolio as of December 31 included

	2004	2003
Clients	848,845,224	943,003,833
Stockholders and executives	21,498,676	13,930,834
	870,343,900	956,934,667

The balance of loan portfolio as of December 31 included

	2004	2003
Clients	848,845,224	943,003,833
Stockholders and executives	21,498,676	13,930,834
	870,343,900	956,934,667

Commercial Portfolio - Other Guarantees	2004	2003
Current	382,610,809	353,281,946
Past due up to 12 months	3,123,913	1,584,186
Past due between 12 and 24 months	6,631,231	-
Past due in excess of 24 months	3,065,984	-
	395,431,937	354,866,132
	870,343,900	956,934,667

The Corporation's loan portfolio includes loans granted with resources coming from credit quotas, special credit lines, foreign loans, credit lines contracted with international organizations, as well as financial funds managed by the Central Bank.

Collector Operation

Between November 30 and December 29, 1999, and after having been approved by the Superintendency, the Corporation carried out a collector operation, which consists of the medium- or long-term "firm" sale of non-productive assets (portfolio, foreclosed assets, etc.) to an legal person (entity), sometimes formed by the very partners or related parties of the Institution.

The Corporation made portfolio sales equivalent to Col$ 23,816,056, to Invervalle S.A., a company in which the Corporation holds 94.9% of its capital. Sale conditions contemplated a cash payment of Col$ 6,141,086 and a loan equivalent to Col$ 17,674,970 at ten (10) years, principal amortizations in three (3) equal installments as from the seventh year and interest rate of CPI plus one percentage point every two years as from the third year.

There was no provision recovery or profit in the sale of portfolio. The sales price was established as its book value.

This transaction generated revenues for interest accrual on the credit granted that amounted to Col$ 1,188,630 and Col$ 1,175,835, in 2004 and 2003 respectively.

During 2004 and 2003, Compañía Invervalle S.A. paid interest for an amount of Col$ 4,000,905 and Col$ 1,190,783 respectively, and in 2003 it paid principal for an amount of Col$ 894,899 and interest amounting to Col$ 1,283,071.

The loan of Compañía Inversiones del Valle S.A. is rated in risk category "B" (Acceptable).

10. LOAN PORTFOLIO PROVISION

The movement in the Loan Portfolio Provision account was as follows:

	2004	2003
Balance at beginning of year	$60,220,448	$47,803,289
Provision charges to Expenses	35,324,257	14,239,489
Provisions recovery	(3,146,563)	(1,822,330)
Balance at year end	$92,398,142	$60,220,448

In 2004, the Company made a generic provision amounting to $16,000,000 with the purpose of improving coverage of clients rated in "D". The capital of these clients amounts to $55,088,166 and their provisions passed from $27,518,678 to $43,518,678.

The above decision was made based upon the criteria on generic additional provisions contemplated by Chapter II of the Basic Accounting and Financial Circular Letter.

11. ACCOUNTS RECEIVABLE, NET

	2004	2003
Interest and Commissions	$16,069,455	$29,419,597
Dividends and Participations	3,755,637	2,134,996
Payments on behalf of Clients	411,384	231,359
Sale of Goods and Services (1)	5,039,939	8,361,945
Advanced payments of Contracts	74,902	185,629
Others denominated in foreign currency	2,390	26,413
Interest won of titles debt	7,193,302	3,588,885
Assignment of economic rights - EEB stock (3)	7,383,779	-
Other minor (2)	2,316,240	3,977,772
	42,247,028	47,926,596
Less: Provision	9,039,660	9,905,385
	$33,207,368	$38,021,211

(1) The most important ones for 2004 basically correspond to sale transactions of trust rights received in dation in payment of obligations to Constructora Meléndez S.A. amounting to $1,373,440; Mac S.A. amounting to $995,213, and Valora S.A. amounting to $1,968,660. For 2003, sale transactions of trust rights received in dation in payment of obligations to Consorcio Anmis Pijao S.A. amounting to $6,232,880; T.K.F. Engineering & Trading S.A. amounting to $655.000; for installment sale o Proyectos Energéticos del Cauca stock amounting to $700,000.

(2) Among the most important ones as of December 31, 2004, there are fee debtors amounting to $335,627 (in 2003: $1,965,422); other accounts receivable from Semek amounting to $452,250 which are provisioned; Productora de Hilados y Tejidos Única receivables received from the liquidation of Constructora Linares Ltda, amounting to $460,982, which is fully provisioned.

(3) Based upon the asset exchange reported in Note 6, Empresa de Energía de Bogotá, distributed dividends in October 2004, which will be cancelled in February 2005.

The movement of the Accounts Receivable Provision account during the year was as follows:

	2004	2003
Balance at the beginning of year	$9,905,385	$6,518,596
Provision charged to Expenses	3,807,303	4,580,305
Provision Recoveries	(4,673,028)	(1,193,516)
	$9,039,660	$9,905.385

12. CASH TRANSACTIONS AND DERIVATIVES

	2004	2003
Sales rights	$1,924,124,381	$959,125,936
Sales obligations	(1,845,057,336)	(911,596,729)
Purchase rights	1,763,111,235	1,066,674,042
Purchase obligations	(1,813,920,104)	(1,098,361,591)
Future sales rights	6,076,845	14,187,800
Future sales obligations	(6,076,845)	(13,966,800)
Swap rights	2,286,471,605	8,481,176,157
Swap obligations	(2,285,626,404)	(8,480,128,601)
(Loss) Call profit on foreign currency	(322,915)	6,040
Put profit on foreign currency	63,148	930
Puts loss on securities	(13,495)	-
	$28,830,115	$17,117,184

List of Comparative Average Balances on Obligations, Rights, Profit and Loss

	2004				2003			
	Sale	Variation %	Purchase	Variation %	Sale	Variation %	Purchase	Variación %
Rights								
Foreign Currency	1.256.503.095	29.88%	1.198.162.129	36.53%	967.426.315	10.33%	877.567.620	7.78%
Securities	138.978.889	77.93%	198.709.655	68.52%	78.109.592	-0.29%	117.914.624	-19.40%
	1,395,481,984		1,396,871,784		1,045,535,907		995,482,244	
Obligations								
Foreign Currency	1.207.025.773	26.39%	1.230.269.908	39.12%	954.988.469	7.44%	884.334.291	11.18%
Securities	139.017.561	83.99%	198.713.938	69.01%	75.556.744	1.68%	117.578.236	-19.41%
	1,346,043,334		1,428,983,846		1,030,545,213		1,001,912,527	
	Profit		Loss		Profit		Loss	
Monthly Average Result	37.825.344	113.67%	36.602.957	126.92%	17.702.586	-19.81%	16.130.087	-23.12%

The minimum and maximum terms ranged between 2 and 365 days during the year ended as of December 31, 2004 and between 4 and 365 days during the year ended as of December 31, 2003. In March 2004, the Office of the Superintendent of Banking issued External Circular Letter 012 whereby it implements the recording of cash transactions within the account, the compliance of which is agreed to for the two (2) business days following that when the transaction was agreed to. Corporation's Management has defined policies and it has incorporated the manual of functions and procedures for the performance of this type of operations that allow them moderately managing risks.

There are no limitations, or restrictions of any kid whatsoever for the execution of these agreements.

For the realization of forward contracts, guarantees in this type of operations must be recorded in the deposits (other assets) account. See Note 15.

13. REALIZABLE GOODS AND FORECLOSED ASSETS, NET

	2004	2003
Foreclosed Assets (received in dation in payment)		
Immovable goods	$11,173,953	$31,186,934
Movable goods	1,737,062	1,737,062
	12,911,015	32,923,996
Foreclosed assets protection provision	(9,987,243)	(21,039,310)
	$2,923,772	$11,884,686

The Corporation's Management is currently undertaking actions to realize these assets and expects to realize them within the terms that the Superintendency established. The Corporation assigned this task to the Special Banking area for it to undertake all actions necessary to commercialize these assets.

The financial cost of possessing these non-productive assets has been estimated in approximately Col$ 4,205,107 in 2004 and Col$ 5,732,749 in 2003.

14. PROPERTY AND EQUIPMENT, NET

	2004	**2003**
Lands	$3,979,193	$4,314,588
Offices in Horizontal Property (Property in Condominiums)	12,702,825	13,047,417
Furniture, Fixtures; Office and Computer Equipment	9,369,918	9,306,174
Vehicles	472,516	514,517
	26,524,452	27,182,696
Accumulated depreciation	(14,837,225)	(14,034,605)
Accumulated provision	(320)	(320)
	$11,686,907	$13,147,771

The Corporation's property and equipment is duly covered against all risks depending on their nature and for amounts that sufficiently cover any loss contingency thereof. Likewise, they are free from any encumbrance.

The appraisals of the assets correspond to those carried in December 2003 and some updated in 2004, corresponding to:

	2004	2003
Lands and Offices in Horizontal Property (Property in Condominiums)	$21,731,033	$23,389,175
Furniture, Fixtures, Office and Computer Equipment	1,937,295	1,840,485
Vehicles	358,000	383,900
	$24,026,328	$25,613,560

The valorization effect is as follows:

	2004	2003
Lands and Offices in Horizontal Property (Property in Condominiums)	$11,138,539	$11,634,914
Furniture, Fixtures, Office and Computer Equipment	1,000,317	710,305
Vehicles	200,281	115,957
	$12,339,137	$12,461,176

15. OTHER ASSETS, NET

	2004	2003
Employee and former-employee loans (1)	$3,056,821	$2,998,010
Trust Rights (2)	75,458,102	83,442,625
Pre-paid interest and others (3)	1,351,698	2,612,981
Letters of Credit – Deferred payment	3,761,014	1,421,688
Others	8,056	7,857
	83,635,691	90,483,161
Provision	(13,807,068)	(10,745,928)
	$69,828,623	$79,737,233

(1) Includes housing (mortgage) loans for Col$ 1,820,056 (Col$ 1,488,602 in 2003) made to Corporation's employees, backed with a mortgage. According to External Circular Letter No. 100 of the Superintendency, these loans were rated in category "A".

(2) The most representative balances of this account correspond to:

	2004	2003
Real State Development trust (a)	$57,970,706	$66,177,505
Realizable goods and foreclosed assets trust (b)	8,610,437	8,388,161
Management and Investment sale trust	8,522,498	8,522,498
Portfolio management trust	354,461	354,461
	$75,458,102	$83,442,625

(3) Pre-paid expenses mainly correspond to the following items:

	2004	2003
Interest	$580,767	$937,686
Insurance	233,748	390,978
Commissions on derivative products	36,740	186,681
Maintenance of equipment	1,804	8,919
Other	19,100	64,049
Deferred charges	479,539	1,024,668
Balance at the end of the year	$1,351,698	$2,612,981

(4) The most representative item within provisions corresponds to trust rights and it amounts to $13,672,203. Among them, it is recorded the provision arising from the Trust Risk Management System - SARF ("*Sistema de Administración de Riesgos de Fideicomisos*") tool amounting to $5,522,513.

16. ASSET APPRAISALS, NET

	2004	2003
Investments		
Valorizations (appraisals)	$176,613,763	$159,301,161
Negative valorizations (appraisals)	(32,898,107)	(35,636,182)
	143,715,656	123,664,979
Property and equipment, includes Realizable Assets	12,339,137	12,461,176
Trust Rights of Participative Security Investments	22,872,319	20,637,073
	$178,927,112	$156,763,228

17. DEPOSITS AND CALL MONEYS

	2004	2003
Legal tender (local currency)		
Certificates with maturity lower than six (6) months	$445,951,794	$347,046,078
Certificates with maturity between six (6) months and less than one (1) year	194,098,816	225,727,976
Certificates with maturity greater than or equal to one (1) year	271,034,754	184,034,732
Savings accounts	41,190,284	20,883,717
Bank overdrafts	674,277	971,072
Other deposits	326,971	1,139,689
	$953,276,896	$779,803,264

Fixed-term deposit certificates in local currency earned annual interests rates that in 2004 ranged between seven point seventy percent (7.77%) and ten point eighty percent (7.70%) and in 2003 ranged between seven point forty-nine percent (7.70%) and thirteen point thirty percent (10.80%). Their maturity is between three (3) months and less than one (1) year; extendible at the depositor's will.

18. INTERBANK FUNDS PURCHASED AND REPURCHASE AGREEMENTS

	2004	2003
Repurchase agreements of negotiated investments	$158,735,155	$137,055,498
Interbank funds purchased	74,745,050	41,632,395
	$233,480,205	$178,687,893

These funds are used to attend to transitory liquidity needs and the annual rates that in 2004 ranged between seven point twenty-five percent (5.20%) and ten point sixty and five percent (7.25%), and ranged between four one percent (12.41%) and eleven point eighty-one percent (10.65%) in 2003.

The collateral that guarantees these obligations is represented in voluntary liquidity investments and loan portfolio.

19. BANK CREDITS AND OTHER FINANCIAL OBLIGATIONS

	Annual Interest Rate (%)	2004	Annual Interest Rate (%)	2003
LEGAL TENDER (LOCAL CURRENCY)				
Current				
Finagro (1)	4.16-10.09	$18,068,769	4.35-10.41	$28,369,962
Banco de Comercio Exterior (Bancoldex) (2)	7.28-11.01	47,473,751	6.75-10.94	54,780,163
Instituto de Fomento Industrial (IFI) (3)	5.71-10.23	771,111	2.30-12.32	1,075,000
Findeter (4)	10.13-10.13	2,050,000	9.19-10.44	478,125
		68,363,631		84,703,250
Non-current				
Finagro (1)	4.97-8.67	98,441,902	4.35-10.41	100,211,943
Banco de Comercio Exterior (Bancoldex) (2)	6.57-11.19	217,436,092	6.75-10.94	238,544,928
Findeter (4)	9.19-17.21	114,899,567	2.30-12.32	74,433,577
Instituto de Fomento Industrial (IFI) (3)	2.70-12.15	4,231,251	9.19-10.44	9,012,743
		435,008,812		422,203,191
Total legal tender (local currency)		$503,372,443		$506,906,441
FOREIGN CURRENCY				
Current				
Bancoldex (2)	3.04-5.65	$ 5,793,808	2.78-5.72	$ 70,141,751
Financing through acceptances and /or advances	1.78-3.37	53,276,472	1.68-4.16	58,857,448
BIRF 3321		-	2.97-3.51	926,231
		59,070,280		129,925,430
Non-Current				
Bancoldex (2)	5.59-5.59	963,069	2.78-5.72	873,345
Financing through acceptances and /or advances	2.09-3.02	40,250,669	1.68-4.16	74,777,579
		41,213,738		75,650,924
Total foreign currency		100,284,018		205,576,354
		$603,656,461		$712,482,795

The Colombian Government has established programs to promote the development of certain economic sectors, including inter alia, foreign trade, agriculture, livestock, tourism and other industries. These programs are managed by the Central Bank and Government entities.

In development of those programs, the Corporation receives the loan application from a client. The Corporation realizes the client's credit analysis according to its credit policies. Once the credit is approved, the Corporation requests to the appropriate government entity the corresponding funds to be given to the clients. These entities disbursed the moneys to the Corporation once the study is elaborated and approved.

The credit risk is fully assumed by the Corporation.

(1) Loan granted by the Corporation through FINAGRO must be devoted to small and medium manufactures to finance working capital and to acquire machinery and equipment to be applied to the development of agricultural and animal husbandry projects or activities. They are re-discountable by eighty percent (80%) of their value.

(2) Loans granted by the Corporation through the BANCOLDEX line must be destined to the funding of working capital of natural persons (individuals) or legal persons (entities) dedicated to the production and/or commercialization of goods destined to non-traditional exports or to produce raw materials when they participate in joint exports. Likewise, they can be devoted to the capitalization of exporting sector companies that undertake fixed-investment projects. They are re-discountable by eighty percent (80%) and one hundred percent (100%) of their value.

(3) Resources granted through the IFI line may be devoted to fixed investments, working capital and/or entrepreneurial capitalization, not only for the importation of capital goods but also for the development of investment projects that contemplate fixed investments in local-currency and/or working capital, with a term of up to seven (7) years and a flexible grace period, according to exchange norms.

(4) Loans granted by the Corporation through FINDETER must be mainly devoted to social investment of the municipalities. They are re-discountable by sixty-five percent (65%) of their value.

As of December 31, the maturity of long-term obligations per years is as follows:

	2004	2003
2004	$ 0	$ 214,628,680
2005	127,433,910	107,331,692
2006	122,865,221	170,172,427
2007	91,070,519	82,946,739
2008	109,185,128	137,403,257
2009 and thereafter	153,101,683	0
	$ 603,656,461	$ 712,482,795

These obligations are backed-up with personal collaterals, corresponding to rediscounted loan portfolio promissory notes granted to clients.

20. ACCOUNTS PAYABLE

	2004	2003
Interest on Bank Credits and other Financial Obligations	$ 6,175,334	$ 5,847,805
Interest on Fixed-Term Deposit Certificates	11,420,483	10,275,764
Outstanding Investment Securities	454	82,456
Labor Withholdings and Contributions	1,974,720	1,877,481
Interest from Interbank funds purchased and Repurchase Agreements	701,062	93,835
Other taxes	1,202,463	1,115,016
Promising Purchasers (1)	1,429,333	1,118,139
Others (2)	1,687,405	2,112,450
	$ 24,591,254	$ 22,522,946

(1) As of December 31, 2004 it consists mainly of partial payments received on the purchase of Proenca S.A. shares by *Ingenio La Cabaña* amounting to $1,399,115 (in 2003, $999,920). Additionally, as of December 31, 2003 it includes a partial payment received on the purchase of foreclosed asset amounting to $140,000.

(2) As of December 2004, the most representative items are: commissions and fees amounting to $52,065 (2003 -$140,411); rentals, $121,818 (2003 - $251,980); suppliers, $414,991 (2003 -$173,304), and clients' collections pending to be applied, $88,843 (2003 - $683,284).

21. OUTSTANDING INVESTMENTS SECURITIES

Issue	Amount authorized	Amount Issued	Par Value	Balance as of 31-12-04	Balance as of 31-12-03
1999	100,000,000	100,000,000	1,000	175,000	8,131,000
				175,000	8,131,000

The interest rate for these securities varies between DTF and DTF + 6 in arrears or in advance; Maturity terms are between January and March 2005, and their payment will be made according to the instructions given by each client.

22. INCOME TAX PROVISION

The nominal income tax rate applicable to the Corporation for 2004 and 2003 was thirty-five percent (35%).

The charge to operations corresponding to income taxes was as follows:

	2004	2003
Current	8,208,000	8,124,000

Following, we show the reconciliation between the taxable income and the profit before income taxes, and the determination of the taxes corresponding to the years ended as of December 31:

	2004	2003
Profit (Loss) before income taxes	$39,377,729	($674.689)
Plus (less) – Non-deductible provisions, net	20,675,352	6.865.484
Book and fiscal monetary correction		19,509,411
Donations (grants)	5,723	35,543
Fixed-Yield Investment valuation, net	(70,337,946)	(43,284,682)
Dividends from negotiable investments, net	11,662,677	(16,337,544)
Other	(12,749,447)	9,413,578
Profit in the sale of variable-yield investments	(31,637,882)	9,972,835
Total Fiscal Loss	(43,003,794)	(14,500,064)
Presumptive (minimum taxable) income (1)	22,176,841	19,214,124
Income tax (on the greater value between Net Income and Presumptive taxable income)	38.5%	35%
Expense – Income tax provision	8,208,000	8,124,000
Income tax provision	8,208,000	8,124,000

(1) Current fiscal norms establish that 2004 Taxable Income should be at least six percent (6%) of Net Taxable Equity.

The 2003 and 2002 income tax returns are subject to review and acceptance by the tax authorities. The Corporation's management and its legal advisors consider that in case of a review of the income tax returns by the tax authorities, no significant differences will be present with respect to the liabilities constituted.

Tax to Preserve Democratic Security

During 2004, the Corporation made the payment of the Net Worth/Equity Tax. The calculation thereof was made taking as a basis the net equity as of December 2003.

23. OTHER LIABILITIES

As of December 31, the balance of other liabilities was broken down as follows:

	2004	2003
Deferred income (1)		
Balance at beginning of the year	$17,409,784	$18,026,276
Credits during the year	5,228,253	9,199,251
Amortization credited to revenues	(4,803,049)	(9,815,743)
Balance at year end	17,834,988	17,409,784
Labor Obligations		
Severance	241,226	231,477
Interests on severance	49,781	47,120
Vacations	802,393	775,521
Vacations bonus	221,025	179,431
	1,314,425	1,233,549
Income tax	4,489,385	3,352,816
Other		
Litigation under an executive process (2)	517,767	250,000
Pension liabilities Caipa	1,074,919	1,020,364
Interest generated in restructuring processes (3)	2,772,234	4,508,290
Industry and Commerce Tax – ICT	668,228	601,474
Other	1,994,632	1,798,624
	7,027,780	8,178,752
	$30,666,578	$30,174,901

(1) Amortization terms of deferred income corresponding to interest of credits with anticipated modality, portfolio discounts and factoring operations range between 30 and 150 days.

(2) An ordinary labor process has been filed before Labor Court Seven of the Cali Venue by a former employee, Luis Fernando Guzmán. The allegation is for the Corporation to readjust the value of the dismissal payment, refund of salary and social benefits that were unduly withheld, deducted, and remunerated. It is in the first instance process, and the claimant's claims are estimated as "likely".

Likewise, a greater-amount ordinary process filed before Labor Court Three of the Cali Venue by a former employee, Carlos Hernán Cárdenas, which claims the recognition of overtime, the social benefit adjustment, and other payments inherent to his labor relationship. The claimant's claims are estimated as "likely".

(3) Corresponds to interest in charge of clients, which, due to restructuring agreements, have been capitalized, and, according to the provisions of Circular Letter 100 of 1995 issued by the

Office of the Superintendent of Banking, must be amortized to revenues as actually cancelled and collected by the cashier.

There are no contingencies of likely losses in the affiliates, in which the Corporation has a majority share that may affect the parent company.

Retirement Pensions

The actuarial estimate study is elaborated according to Decree 2783/01, taking into account a DANE rate equal to thirteen point seventy-one percent (13.71%) and a DTF rate of twenty-one point twenty-two percent (21.22%).

The number of pensioners that are part of the actuarial estimate is one (1) person (a man), who is a direct pensioner of the Corporation.

The actuary has been fully amortized.

	2004	2003
Total actuarial estimate amount	1,074,919	1,020,364
Period's amortization		
Value of pensions paid during the year	96,724	115,374
Accumulated amortization value	0	0
Amortization percentage	100%	100%

24. SUBSCRIBED AND PAID-IN CAPITAL

As of December 31, 2004 and 2003, the authorized capital of the Corporation includes one hundred million (100,000,000) shares of Col$ 10 par value each. At the closing of 2004 and 2003, the number of subscribed and paid-in shares is 86,024,347 and it is broken down into 76,725,353 ordinary (common) and 9,298,994 preferred shares.

Stock with preferred dividend and no voting rights (preferred stock) was placed in 1993 at Col$ 5,000 each. It earns a minimum annual dividend of two percent (2%) on the initial subscription price in Colombian pesos, adjustable each year in an amount equivalent to one hundred percent (100%) of the Consumer Price Index (CPI). In any event the dividend per share paid to this stock may not be lower than that paid to ordinary (common) shares.

As of December 31, capital stock consists of the following:

	2004	2003
Ordinary stock	767,253	767,253
Preferred Stock	92,990	92,990
	860,243	660,243

25. APPROPRIATED RETAINED EARNINGS AND EQUITY REAPPRAISAL SURPLUS

Reserves

	2004	2003
Legal Reserve		
Per net profit appropriation	41,809,447	41,809,447
Per additional paid-in capital (premium in placement of shares)	85,790,200	85,790,200
	127,599,647	127,599,647
Occasional Reserves		
At Board of Directors' disposal	65,606	65,606
Non-distributable – Article 42 Law 75/86	311,792	311,792
Non-distributable – negotiable investments appraisal	87,071,696	87,071,696
	87,449,094	87,449,094
	215,048,741	195,248,741

Legal

According to legal provisions, ten percent (10%) of the Corporation's net income in any accounting period must be appropriated as legal reserve, until the balance of this reserve is equivalent to at least fifty percent (50%) of the subscribed capital. The legal reserve balance may only be reduced to absorb accumulated losses that exceed the total amount of earnings obtained in the respective period and those undistributed retained earnings or whenever the amount so freed is devoted to capitalize the entity through the distribution of stock dividends.

Other Reserves

According to legal norms, a reserve should be made for the earnings obtained from the application of special investment valuation systems at market prices, when the actual revenues should have not been realized.

Occasional reserves created by the Board of Directors for public welfare and donations (grants), and non-distributable (Article 42 Law 75/86) are for the free disposal of the stockholders.

Dividends Decreed

Due to the 2003 losses, the Corporation did not decree dividends. Therefore, the dividend corresponding to 2003 on preferred stock was accumulated to be paid from 2004 profits after devoting to the legal reserve any legally required amount.

Equity Reappraisal Surplus

Until December 31, 2000, inflation adjustments of the equity account balances were credited to this account, charged to operations. The value reflected in this account may not be distributed as profit to the stockholders until the Corporation is liquidated or that value is capitalized.

26. CONTINGENT AND MEMORANDUM ACCOUNTS

	2004	2003
Contingent Accounts - Credit		
Endorsements	$3,589,750	$2,797,114
Bank collateral	11,105,407	21,330,509
Unused letters of credit	31,171,335	6,704,906
Approved, non-disbursed credits	13,624,222	6,330,442
Obligations in options	70,731,221	111,365,120
Accumulated dividends preferred stock	13,716,440	13,716,440
Other	25,538,247	9,679,120
	169,476,622	171,923,651
Contingent Accounts – Debit		
Loan Portfolio interests	39,744,493	29,380,189
Rights in Options	70,460,454	111,365,120
Excess presumptive (minimum taxable) income	105,451,812	152,349,360
Other contingencies	239,764	192,608
Fiscal losses pending amortization	84,315,590	108,157,418
	300,212,113	401,444,695
Memorandum Accounts – Debit		
Goods and securities given as collateral	1,374,096,194	1,117,287,595
Unpaid negotiated checks	5,819,443	6,828,824
Written-off assets	68,921,987	73,696,326
Capitalized interests – Past Due Loan portfolio	1,028,879	1,028,879
Investment securities not placed	56,870,000	56,870,000
Amortized investment securities	375,525,978	367,569,978
Inflation adjustments – assets	96,260,163	100,393,046
Distribution of Subscribed and Paid-in Capital	860,243	860,243
Loans to stockholders and economically related parties	11,278,259	11,762,973
Loans to Parent Company, Affiliates and Subsidiaries	2,071,832	3,456,517
Property and equipment fully depreciated	6,209,106	5,615,609
Difference between Fiscal and Book Value of Assets	2,212,631,678	2,083,761,504
Government Guaranteed Securities	3,938,616	3,938,616
Provision for People under Deed of Arrangement	386,947,024	230,369,383
Central Bank-guaranteed securities	86,024	101,682
Securities Accepted by Credit Establishments	41,956,691	9,982,342
Reciprocal operations with parent companies	60,254,678	60,298,900
Reciprocal operations that affect expenses	934,438	648,588
Other memorandum accounts – debit	281,323,331	309,401,266
	4,987,014,564	4,443,872,271
Memorandum Accounts – Credit		
Goods and securities received under custody	60,825,697	60,843,952
Goods and securities received as collateral	42,290,777	37,725,309
Goods and securities received as collateral for future credits	50,827,929	90,180,992
Goods and securities received as admissible collateral	2,930,363,494	1,226,475,332
Collections received	1,879,556	1,344,880
Collateral pending to be paid	-	1,017,457
Inflation adjustment to equity	212,282,660	212,282,660
Capitalization and reappraisal	131,245,892	131,245,892
Difference between fiscal and book value of equity	300,389,949	394,478,436
Rating of admissible commercial portfolio	481,235,809	625,820,579
Rating of commercial portfolio other collateral	400,109,590	359,454,513
Reciprocal operations with parent companies	5,786,117	3,962,980
Reciprocal operations that affect revenues	776,246	1,175,283
Reciprocal operations that affect equity	19,171,668	21,632,621
Other Memorandum Accounts – Credit	53,065,391	41,235,349
	4,690,250,775	3,208,876,235
	$10,146,954,074	$8,226,116,853

27. OTHER INCOME AND EXPENSES, NET

As of December 31, other income includes:

	2004	2003
Profit in the sale of foreclosed assets (net)	$2,046,984	$2,111,201
Loss in the sale of property (net)	(122,952)	67,495
Leases	498,371	667,898
Recovery deposit insurance	-	38,932
Assignment of economic rights on EEB shares (2)	(1,581,928)	-
Revenues from the Electrical Sub-Station	14,449,198	-
Loss in the sale of receivables (net)	1,263,699	-
Other (net) (1)	1,562,926	(2,559,215)
	$18,116,298	$326,311

(1) $1,059,842 of this item corresponds to the net amount of expenses and revenues generated from the maintenance of foreclosed assets.

(2) According to the investment change indicated in Note 6, these figures correspond to the revenues generated by these assets during 2004.

28. ADMINISTRATIVE AND OTHER EXPENSES

As of December 31, administrative expenses are broken down as follows:

	2004	2003
Insurance	$4,936,166	$4,757,783
Taxes other than income taxes (1)	5,990,697	7,669,230
Depreciation of property and equipment	1,018,109	1,095,415
Contributions	1,371,857	1,110,704
Advertising and publications	965,199	862,973
Public utilities	1,356,122	1,413,995
Administration and maintenance of buildings	506,992	468,648
Fees	1,698,825	1,586,294
Leases	834,779	849,892
Deferred charge amortization	677,376	1,516,550
Traveling and transportation expenses	838,638	807,264
Stationery	317,809	313,733
Electronic Data Processing (EDP)	17	-
Donations	5,723	35,543
Surveillance and temporary services	590,133	238,808
Public relations	153,622	169,874
Non-discountable VAT expense	431,741	991,982
Subscriptions	708,018	594,343
Caipa Pensions	-	304,898
Maintenance expenses	448,713	388,899
Personnel training	140,555	203,539
Coffee shop and restaurant	103,529	37,792
Non-deductible expenses	613,876	933,304
	$23,708,496	$26,351,463

29. AFFILIATED COMPANIES

The Corporation has a direct majority investment in the following companies:

Name	% Possessed 2004	% Possessed 2003
Banco Corfivalle (Panama) S.A. (2)	100.00	-
Casa de Bolsa S.A.	100.00	100.00
C.I. Intercontex (3)	94.84	94.84
Cofivalle Finance (Bahamas) Limited (2)	-	100.00
Compañía Agropecuaria Industrial Pajonales S.A.	94.50	94.50
Valora S.A. (1)	94.95	94.95
Desmotadora del Norte del Tolima S.A.	54.14	54.14
Hoteles Estelar de Colombia S.A.	84.26	84.26
Leasing del Valle S.A.	94.50	94.50
Molino Pajonales S.A.	92.85	92.81
Proyectos de Energía S.A.	94.49	94.49
Fiduciaria del Valle S.A.	94.50	94.50
Inversiones de Energía y Gas S.A.	48.97	48.97
Promotora de Energía y Gas S.A.	20.90	20.90
Lloreda S.A.	53.82	53.82
Prodesal S.A.	94.60	94.60

(1) Compañía de Inversiones del Valle S.A., changed its corporate name.
(2) In December 2004, all transactions from the Bahamas were transferred to Panama after the opening of Banco Corfivalle (Panama)
(3) Formerly, C.I. Valle Trade S.A.

30. OPERATIONS WITH STOCKHOLDERS AND EXECUTIVES

OBLIGATIONS IN CHARGE OF STOCKHOLDERS AND RELATED PARTIES

The movement of loans granted to stockholders and related parties during 2004 an 2003, is as follows:

2004	STOCKHOLDERS	BOARD OF DIRECTORS	LEGAL REPRESENTATIVES
ASSETS	21.185.887	552.242	95.446
LIABILITIES	44	-	19.307
REVENUES	33.721.672	17.872	8.525
EXPENSES	1.425.544	162.737	3.686

2003	STOCKHOLDERS	BOARD OF DIRECTORS	LEGAL REPRESENTATIVES
ASSETS	14.081.321	-	61.081
LIABILITIES	491.803	13.164	250.554
REVENUES	1.674.189	443	8.155
EXPENSES	27.995.448	132.296	16.784

Includes credit active operations of those stockholders who own less than ten percent (10%) of the capital stock and their balance is greater than five percent (5%) of the technical equity.

The characteristics of the above operations do not differ from those realized with third parties and to support the loans granted, the Corporation has Mortgage and Pledge Guarantees, according to the case, on goods the commercial value of which covers the amount of loans additionally granted. The above credits are within the limits foreseen by law.

OPERATIONS WITH RELATED COMPANIES

According to management's definition, related companies are the affiliates, subsidiaries and economically related entities. Following, we detail the balances and commitments receivable from related companies:

Loan Portfolio:

	2004	2003
C.I. Intercontex (3)	$13,066,874	$19,896,087
Valora S.A. (1)	11,066,677	15,067,582
Hoteles Estelar S.A.	6,730,000	7,218,686
Leasing del Valle S.A.	1,376,943	3,456,517
Inversiones de Energía y Gas S.A.	23,074,767	23,074,767
Molino Pajonales S.A.	55,470	166,410
Promotora de Energía y Gas S.A.	47,756,632	47,756,632
Valle Bursátiles S.A.	74,466	157,740
	$103,201,829	$116,794,421

Accounts Receivable:

	2004	2003
Casa de Bolsa S.A.	$2,368	$0
C.I. Intercontex (3)	680	378,798
Cía Agropecuaria e Industrial Pajonales S.A.	280,432	708,810
Cofivalle Finance (Bahamas) Limited (2)	7,276	2,153
Desmotadora del Norte del Tolima S.A.	122,930	0
Valora S.A. (1)	2,035,182	347,514
Fiduciaria del Valle S.A.	700,007	28,338
Hoteles Estelar S.A.	181,710	204,677
Leasing del Valle S.A.	47,169	49,084
Molino Pajonales S.A.	349,496	39,509
Prodesal S.A.	-	813
Proyectos de Energía S.A.	60,265	60,265
Valle Bursátiles S.A.	3,863	8,183
	$3,791,378	$1,828,144

Investments:

	2004	2003
Banco Corfivalle (Panamá) S.A. (2)	$14,383,905	$0
Casa de Bolsa S.A.	4,051,062	4,292,234
C.I. Intercontex (3)	14,397,771	8,397,792
Cía Agropecuaria e Industrial Pajonales S.A.	22,065,379	22,065,378
Cofivalle Finance (Bahamas) Limited (2)	-	16,896,537
Valora S.A. (1)	19,247,855	19,247,855
Desmotadora del Norte del Tolima S.A.	926,312	926,312
Fiduciaria del Valle S.A.	10,925,802	10,925,802
Inversiones de Energía y Gas S.A.	36,473,222	36,473,222
Hoteles Estelar S.A.	40,297,617	40,297,617
Leasing del Valle S.A.	14,337,988	10,769,265
Lloreda S.A.	125,700,206	125,700,206
Molino Pajonales S.A.	1,812,871	1,571,656
Promotora de Energía y Gas S.A.	11,619,230	11,619,230
Prodesal S.A.	39,019,163	39,019,163
Proyectos de Energía S.A.	116,410,771	116,410,771
Valle Bursátiles S.A.	4,467	4,467
	$471,673,621	$464,617,507

(2) Formerly, Compañía de Inversiones del Valle S.A. - Invervalle

(2)In December 2004, Bahamas transactions were transferred to the city of Panama with the opening of Banco Corfivalle (Panama)

(3) Formerly, C.I. Valle Trade S.A.

Below, we present certain significant figures reflected in the financial statements of our affiliates:

Affiliates and Subordinated Companies

Main Figures as of December 31, 2004

Amounts stated in thousands of Colombian pesos

Company	Assets	Liabilities	Equity	Operations
Banco Corfivalle (Panama) S.A.	89,173.9	74,455.8	14,718.1	334.2
C.I. Intercontex	20,990.1	39,104.4	(18,114.3)	(24,800.8)
Casa de Bolsa S.A.	4,953.9	191.8	4,762.1	16.6
Valora S.A.	33,560.4	13,325.4	20,235.0	(10,247.9)
Productos Derivados de la Sal - Prodesal S.A.	110,013.7	10,902.5	99,111.3	4,020.9
Lloreda S.A.	277,109.4	157,740.5	119,368.9	(13,984.7)
Proyectos de Energía S.A. Pesa	96,577.7	301.3	96,276.4	(9,204.1)
Inversiones de Energía y Gas S.A.	87,573.7	29,904.6	57,669.1	(677.2)
Promotora de Energía y Gas S.A.	87,565.4	60,126.7	27,438.7	(1,523.5)
Cía Agropecuaria e Industrial Pajonales S.A.	28,762.4	12,861.4	54,351.3	407.7
Molino Pajonales S.A.	15,128.8	6,890.0	8,238.8	8.7
Desmotadora del Norte del Tolima S.A.	17,994.8	8,125.0	9,869.8	498.4
Hoteles Estelar S.A.	128,088.3	25,671.9	102,416.4	1,193.6
Leasing del Valle S.A.	383,884.2	352,414.8	31,469.4	3,407.0
Fiduciaria del Valle S.A.	17,781.9	1,985.8	15,796.1	(592.3)
Valle Bursátiles S.A.	760.2	122.8	637.4	94.4
Totals	**1,399,918.8**	**794,124.7**	**644,244.5**	**(51,049.0)**

31. LEGAL REQUIREMENTS

Foreign Currency Transactions

Corporations are authorized to freely negotiate and keep a foreign-currency position, determined by the summation of assets less the liabilities, plus the rights minus the obligations in foreign currency, recorded in contingent accounts. This position may not be lower than five percent (5%) or greater than twenty percent (20%) of its technical equity, taking into account that the technical equity of two months before has to be taken for the month to be liquidated.

In the case of cut-off financial statements, or when no report to the Superintendency has been made, the technical equity base for the aforementioned estimate shall correspond to that of the most recently reported financial statements.

Substantially, all foreign currency assets and liabilities of the Corporation are held in US Dollars.

As of December 31, the own position in foreign currency of the Corporation (which is determined by the difference between foreign-currency assets and liabilities), based on External Circular Letters 24 and 52 of 1992, incorporated in External Circular Letter 100 of 1995, and subsequent modifications (37 of 1996 and 40 and 66 of 1999) issued by the Superintendency, was as follows:

	2004		2003	
	Equivalent amount in		Equivalent amount in	
	US$ 000	Col$ 000	US$ 000	Col$ 000
Assets	$67,044	$160,219,481	$80,457	$225,858,301
Liabilities	53,716	128,369,832	76,824	215,660,713
	$13,328	31,849,649	$3,633	$10,197,588

Solvency Ratio

The technical equity of Corporations in Colombia may not be lower than nine percent (9%) of its total assets and credit contingencies weighted by risk levels. As of December 31, 2004 and 2003, the Corporation's technical equity represented fourteen point zero six percent (14.06%) and eleven point ninety and seven percent (11.97%) respectively, of its assets and credit contingencies weighted by risk level.

Investments

According to the Financial Sector's Organic Statute ("*Estatuto Orgánico del Sector Financiero*"), and Superintendency of Banking norms, investments that Financial Corporations should make in companies may not exceed the value resulting from adding the paid-in capital, equity reserves, equity reappraisal and deposits and call moneys (payables) to more than one (1) year of term. As of December 31, 2004 and 2003 the Corporation was complying with this requirement.

Legal Controls

During 2004 the Corporation complied with the different legal requirements with respect to cash reserve, own position, minimum capitals, solvency ratio, mandatory investments, and others, certifying that as of the closing of that exercise there is no, nor there is awareness of, any adjustment plan it must be subject to due to the non.-compliance with any provision.

32. RISK DISCLOSURE

Criteria and Procedures for Assets and Liabilities Management

The Corporation conducts an integral management of the structure of its assets, liabilities, and off-balance-sheet positions, estimating and controlling the degree of exposure to the main market risks, with the purpose of protecting itself against eventual losses due to variations in the economic value of these financial statement elements.

Risk Management

Alike the yields and operating costs, risks are an integral and inevitable part of financial activities. In the last years, the management of credit, market, liquidity, and operating risks has increasingly presented to the Office of the Superintendent of Banking and to the Corporation, challenges to face through new principles related to risk management, measurement and control.

The Corporation has fulfilled these demands by developing risk management tools to adopt them as a basic element of its activity, and devoting, every time more technological, economic and human resources. For the Corporation, the capacity to responsibly manage risk constitutes a significant requirement to face the challenges imposed by the market.

The Corporation has implemented the following risk management system:

TREASURY RISK

Technological resources devoted to treasury risk control and monitoring increased during 2004 with the acquisition of software to measure market and fixed-yield and foreign-currency investment portfolio appraisal risks.

Likewise, there is a Committee with Board of Directors' members, which is summoned whenever there are significant market movements that affect results, to make decisions on the portfolio.

There is a risk executive specialized in the different treasury risks (i.e., market, credit, liquidity, and operating risks). It is important to mention that the juridical risk is covered by the Office of the Juridical Vice President.

1. Market Risk:

During 2004, the Corporation continued controlling this risk through portfolio position limits, in addition to the follow-up of the VeR limits implemented with the Risk Metrics models both for the Colombian-peso and US-Dollar "currency-table" portfolios. Stress test reports continued to be made and the Loss Trigger methodology continued to be applied to limit the potential losses of the treasury businesses. The Board of Directors approved the methodologies and limits for all cases.

a. Limits

a) **Position:** The Board of Directors defined some maximum limits for the public-debt security position, both for Colombian-peso denominated securities as well as for US Dollar-denominated securities. Likewise, it defined a maximum limit for the private-debt securities, in which case, there must additionally exist a limit approved for the security issuer. These limits were defined as a function of the par value and the term.

This body also defined the limits of foreign-currency position.

The treasury position in negotiable public debt at the closing of 2004 is summarized as follows, in Colombian-peso nominal values: TES – fixed rate, $32,335; TES UVR, $9,837; TES IPC, $9,400; Fogafin securities, $21,666; Republic of Colombia Bonds, $41,598; and TES TRM, $10,556 million. Portfolio in private-debt securities closed in $89,974 million. Exchange risk position at the closing of 2004 amounted to US$ -5.5 million.

Taking advantage of special economic situation moments where public-debt securities were obtained at attractive rates, and taking into account the cost of funds and the liquidity and operating capacity of the Corporation, a decision to acquire securities to be classified as "available-for-sale" securities was made, as follows (in nominal Colombian peso amounts): TES fixed-rate, $95,000 million, with maturity in 2006, 2007, and 2008. As of the December 31, 2004 closing, the profit to be made, recorded in equity, corresponding to the difference between the market value and IRR value of purchase of these securities amounted to $4,270 million.
In public-debt securities, at maturity, *Corporación Financiera del Valle* closed as follows, in nominal Colombian-peso amounts: TES fixed rate, $8,000 and Republic of Colombia Bonds, $17,247 million.

The average TES position during 2004 was $190,482 million and the minimum and maximum values were $75,208 and $324,735, respectively. For the Yankees the values are $45,671, $1,517, and $125,621 respectively, without including securities rated upon maturity. The amounts for TES TRM are $16,249, $4,993, and $24,730, respectively.

b) **VeR:** *Is an estimate of the maximum loss in market value of a position after a determined* time period and given a confidence level.

The Board of Directors of the Corporation approved a maximum VeR of $-6,805 million for the treasury businesses and this limit has been complied with since its approval. The average VeR for the year amounted to $-2,363 million.

During 2004, the treasury area of Corporación Financiera del Valle S.A. generated net revenues before operating expenses amounting to Col$ 32,973 million. The revenue/risk ratio taking the average annual VeR indicates that the risk the Corporation is exposed to is equivalent to one (1) month of net revenues adjusting to the risk profile approved by the Board of Directors.

c) **Loss Limits:** MAT (Management Action Trigger): the maximum loss that the Corporation is willing to assume in the treasury area. The MAT limits total losses to the amount of accrued and potential losses (VeR) associated to the current portfolio under normal conditions. The MAT limit was fixed in $-6,805 million. At the 2004 closing, treasury results in the last thirty (30) days were positive and there were profits. For that reason, the MAT limit was being complied with enough ease and was set at $4,276 million, including profits amounting to $5,228 and a VeR equivalent to $-952.

d) **Sensitivity Analysis (Stress Test):** The most appropriate scenarios to calculate stress tests were established. The most acid scenario used is an increase of 200 basic points in the rates.

b. Control Tools

The Corporation has an on-line limit/quota module that allows controlling risk positions per portfolio, as well as the compliance with the maximum-authorized term policies. Additionally, the Middle Office produces daily reports of compliance with the limits explained in the previous numeral, and, on a monthly basis, compliance therewith is presented to the Board of Directors.

2. Liquidity Risk:

According to External Circular Letter 042 dated September 27, 2001, the tool used for the liquidity risk is the liquidity GAP. And, on a weekly basis, ALCO committee reviews the weekly flow to determine the liquidity profile of the Corporation in the current and subsequent weeks. During the entire 2004, *Corporación Financiera del Valle S.A.* did not show significant exposures to the liquidity risk according to External Circular Letter 042 issued by the Office of the Superintendent of Banking.

On the other hand, the Board of Directors approved other additional liquidity indicators for both long and short term. Amongst those short-term ones, there is the MCO (Maximum Cumulative Outflow) that is the projected cash flow to 1, 7, and 30 days, and the fund-gathering rate differential versus the peer group. Long-term indicators are MTF (Medium Term Funding) and CCP (Cash Capital Position). The first one, limits the financing of long-term assets with short-term assets, and the second one limits the financing of illiquid assets (understood as those assets that the market does not receive as collateral in those cases where resources are required in the entity) with short-term resources.

The Board of Directors determined limits for each of these indicators. They are reviewed on a daily basis by Top Management and are presented to the former body on a monthly basis. The indicators, according to their status, can place the entity under a normal, event, or crisis situation. As a function of these conditions, the Board of Directors defined the contingency plans that must be followed.

During 2004, the indicators moved between the "normality" limits established. The MCO indicator (which defines the entity's liquidity status for a seven- (7) day term) whose minimum normal limit is $50,000 million of surplus, as of the end of the year amounted to $255,335.

3. Credit Risk:

The treasury area identifies negotiation and investment alternatives, which can be both in the real sector as well as in the financial sector. According to the result of the study conducted by the risk area, the request from the commercial area is subjected to the consideration of the respective instance, and a credit limit is established for a one (1) year term to carry out transactions with such client.

3.1. Credit Limit Definition

For purposes of determining credit limits, the following methodologies are followed depending upon the sector of the issuer or counterparty.

a) *Real Sector*

For entities that belong to the real sector of the economy, a study is conducted to determine the risk to be assumed. It includes, inter alia, the following points:

- Stockholders and Administrators
- Strategic Assessment and Perspectives
- Financial Assessment of Historical Figures
- Analysis of Company Future Projections
- Companies Classification

Based upon this study, the approval process in provided in the respective instance.

b) *Financial Sector*

It includes credit entities, trust companies, stock brokers, pension and severance funds, government institutions, and insurance companies.

CAMEL methodology is used With the purpose of determining the risk of an issuer and/or counterparty. Such methodology uses the following factors for assessment:

C: Capital Adequacy
A: Asset Quality
M: Management
E: Earnings
L: Liquidity

Based upon this methodology, the respective instance approves the counterparty and/or issuer credit limit.

3.2. Risk Categories

Understanding that treasury transactions imply different risk levels according to their nature, the Board of Directors approved the following risk categories, from the largest to the lowest degree:

Category 1:

Short-term (less than one year) and long-term (greater than one year) credits.

Examples: Own funds receivables, foreign trade, rediscounts, inter-banking, securities, guarantees/collaterals, bank guarantees.

Category 2:

Credit exposure in derivative products, fixed-yield and foreign currency.

Examples: Foreign-currency forwards, securities forwards, options, swaps.

For derivative products, the risk limit to be approved by the respective instance is defined according to the Future Potential Exposure defined in External Circular Letter 076 of 2000 issued by the Office of the Superintendent of Banking, which states the factors that are applied on the nominal value of the contract as a function of the term and the underlying asset.

Remaining Term	Fixed-Yield	Exchange Rate
Up to 3 months	5.2%	10.6%
From 3 to 6 months	7.4%	15.0%
More than 6 months	10.8%	21.2%

Likewise, the utilization of the credit limit approved is calculated based upon the credit exposure of the derivative:

Credit Exposure = Replacement Cost (*) + Future Potential Exposure

(*) Replacement Cost is the market value or Zero (0), whichever is greater.

Fixed-yield derivative shall mean that contract where the underlying asset is a market interest rate, or a fixed-yield security, regardless of the issuer or security type.

The above table will also be used for exchange rate derivatives, regardless of the foreign currency.

Category 3:

Spot risk (National t+2, International t+5)

Examples: Purchase-sale of securities, and free-delivery foreign currency.

Overnight risk.

Category DVP or Compensated:

Intraday market risk.

3.3. Control Tools

The Corporation has an on-line credit limit module that allows controlling risk exposures per counterparty in the different treasury businesses. Additionally, the Middle Office has the support of the credit-limit modules of the different transactional systems: MEC, Set-Fx, and SEN.

Due to the consolidation of risk controls, nowadays the treasury business is more stable, and there is lower risk of potential losses due to the market, credit, liquidity, and operating risks associated thereto.

CREDIT RISK

With the issuance of External Circular Letter 052 of 2004 it is clearly stated that the entities may adopt their own internal models or accept the reference models of the Superintendency of Banking.

It is further clearly stated that entities may only present internal models after the Superintendency of Banking adopts the respective reference models. This organization will initially adopt the reference model for commercial receivables on July 1, 2005. As from that date, all interested entities may present their internal models of such receivables for evaluation.

During 2004, and attending to Superintendency of Banking regulations, we continued with the process of tuning-up the model for calculating Expected Losses, that is contemplated in the SARC. Likewise, the databases were updated with the results of the Corporation's clients, which is the essential raw material for the operation of the model.

33. CORPORATE GOVERNANCE

Board of Directors and Top Management

The Corporation's Board of Directors and Top Management are aware and duly informed about the risks and responsibilities of this operation, as well as of the structure and the different processes that the Company has to carry out in its management.

Likewise, in the Board of Directors' meetings where the President and Vice Presidents attend, all risk matters are discussed, policies and attributions are defined, and limits in treasury and credit areas are approved.

Policies and Function Segregations

The risk management policy was given by the Board of Directors and the President of the institution and covers all the management of company activities that have inherent risks. These policies are analyzed at the Board of Directors, Presidential Committee, and Financial Risk Committee.

The Vice President of Risks is responsible for analyzing and estimating the different risks and reporting to the President and the Risk Committee (ALCO)

Report to the Board of Directors

Prior a risk analysis at the Financial Risk Committee (ALCO), there are established the monthly reports to be submitted to the Board of Directors by virtue of the different Company risks.

Technological Infrastructure

According to the Corporation size, and taking into account the changes in portfolio and investment norms applicable for 2002, technological aids are being implemented to conduct adequate operation monitoring, thus generating reliable information for decision making. With these aids, the Corporation is capable of permanently following-up operations.

Methodology for Risk Measurement

Existing methodologies identify and measure different risk types and in that way operate the methods directed to evaluate the treasury operation risk, foreign currency operations risk, and the market risk method mentioned in Notes 2 and 32.

Organizational Structure

The risk control area was clearly defined in the Corporation's organizational chart. This area acts with total independence with respect to the commercial and operational areas and directly reports to the Corporation's President.

Operation Verification

The Corporation relies on security mechanisms that allow verifying, whenever applicable, the conditions agreed to and proving that the operations carried out are adequate.

Likewise, the book record of the operations is made in an agile and reliable fashion, given that they are verified to avoid errors, which may alter the entity's results.

Audit

The statutory auditor and the auditor are fully aware of the entity's operations and in their visits and verifications they have made recommendations, which have been followed by management.

Likewise, the operations carried out between related parties and related companies are verified, when applicable.

Human Resources

The people involved in the risk area are highly prepared both academically and professionally.

34. ASSETS MATURITY AND LIABILITIES EXPIRATION

Taking into account the dynamics established in the management of assets and liabilities, below, we show the main accounts that affect the Corporation's GAP in a maturity corresponding to twelve (12) months:

	2004	2003
Cash on hand	$ 15,954,864	$ 22,049,244
Interbank Funds	37,092,493	20,880,479
Negotiable investments	351,639,235	243,020,112
Non-negotiable investments	136,215,090	3,069,483
Commercial Credit Receivables	395,888,232	512,240,440
Accounts Receivable	17,381,164	9,648,353
Asset Acceptances	32,815,547	18,758,176
Other Assets	1,726,016	2,708,070
Contingent Debit	(272)	0
Total Asset Positions	**$ 988,712,368**	**$ 832,374,356**
CDTs	$ 491,998,581	$ 473,567,015
Savings Deposits	41,204,857	20,895,094
Other	1,001,249	1,306,307
Interbank Funds	234,716,072	178,878,826
Banks Credits	304,218,665	394,464,872
Accounts Payable	4,105,429	4,350,050
Outstanding Investment Securities	175,998	8,763,337
Other Liabilities	3,257,567	2,004,469
Accrued Liabilities and Provisions	5,184,613	3,713,065
Contingent Credit	156,957	0
Total Liability Positions	**$ 1,086,019,990**	**$ 1,087,943,035**